EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Yvonne Wheeler**
Submission Contact Phone Number	**585-246-4140**
Exchange	**NYSE**
Confirming Copy	**off**
Filer CIK	**0000923118**
Filer CCC	**xxxxxxxx**
Period of Report	**02/19/09**
Item IDs	**7.01**
	9.01
Notify via Filing website Only	**off**
Emails	**yvonnew@homeproperties.com**

Documents

8-K	**hme8k4q2008earnings.htm**
EX-99.1	**hme8k4q2008ex991earnings.htm**
EX-99.2	**hme8k4q2008ex992supplemental.htm**
8-K	**submissionpdf.pdf**
	PDF of complete Edgar version
EX-99.2	**hme8k4q2008ex992supplemental.pdf**
	PDF of printable version of earnings release and supplementals
GRAPHIC	**hmelogo.jpg**

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Yvonne Wheeler</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>585-246-4140</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000923118</value></field>
                <field sid="SubFiler_filerCcc_"><value>r$gszn6a</value></field>

                <field sid="SubTable_periodOfReport_"><value>02/19/09</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>hme8k4q2008earnings.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <data sid="data1"><filename>hme8k4q2008earnings.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>hme8k4q2008ex991earnings.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <data sid="data2"><filename>hme8k4q2008ex991earnings.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>hme8k4q2008ex992supplemental.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>EX-99.2</value></combobox>
                <data sid="data3"><filename>hme8k4q2008ex992supplemental.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>PDF of complete Edgar version</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_4"><value>hme8k4q2008ex992supplemental.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_4"><value>EX-99.2</value></combobox>
                <field sid="SubDocument_description_4"><value>PDF of printable version of earnings release and sup
                <data sid="data5"><filename>hme8k4q2008ex992supplemental.pdf</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_5"><value>hmelogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_5"><value>GRAPHIC</value></combobox>
                <data sid="data6"><filename>hmelogo.jpg</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>yvonnew@homeproperties.com</value></field>
        </page>
</XFDL>
```

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
February 19, 2009

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	1-13136	16-1455126
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification Number)

850 Clinton Square, Rochester, New York 14604
(Address of principal executive offices)

(585) 546-4900
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01.   REGULATION FD DISCLOSURE

On February 19, 2009, the Registrant issued a press release announcing its results for the fourth quarter of 2008. The related press release is attached hereto as Exhibit 99.1. Attached as Exhibit 99.2 is the supplemental information referred to in the press release. The information in this Current Report is being furnished pursuant to Item 7.01, Regulation FD Disclosure.

The attached includes a presentation of Home Properties' Funds from Operations ("FFO") and Net Operating Income ("NOI"). FFO does and NOI may fall within the definition of "non-GAAP financial measure" set forth in Item 10(e) of Regulation S-K and as a result Home Properties is or may be required to include in this Current Report a statement disclosing the reasons why management believes that presentation of these measures provides useful information to investors. The Company believes that FFO is helpful to investors as a supplemental measure of the operating performance of a real estate company because, along with cash flows from operating activities, financing activities and investing activities, it provides investors an understanding of the ability of the Company to incur and service debt and to make capital expenditures. Home Properties believes that NOI is helpful to investors as a supplemental measure of the operating performance of a real estate company because it is a direct measure of the actual operating results of the Company's apartment properties. The Company also uses these two measures to compare its performance to that of its peer group.

ITEM 9.01.   FINANCIAL STATEMENTS AND EXHIBITS.

          c.   Exhibits

                    Exhibit 99.1 Press Release
                    Exhibit 99.2 Supplemental information to Press Release of February 19, 2009, relating to fourth quarter 2008 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 20, 2009   HOME PROPERTIES, INC.
                                                                    (Registrant)

                                                                    By: /s/ David P. Gardner
                                                                    _____
                                                                    David P. Gardner
                                                                    Executive Vice President and
                                                                    Chief Financial Officer

EXHIBIT 99.1



FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS
FOURTH QUARTER AND YEAR-END 2008 RESULTS

ROCHESTER, NY, FEBRUARY 19, 2009 – Home Properties (NYSE:HME) today released financial results for the fourth quarter and year ended December 31, 2008. All results are reported on a diluted basis.

"Home Properties' solid 2008 operating results and record Funds from Operations per share once again reflect the Company's defensive characteristics, which have contributed to superior sector performance in a recessionary environment," said Edward J. Pettinella, President and CEO. "We expect this outperformance to continue in 2009 as Home Properties is the only apartment REIT projecting an increase in net operating income for the year."

Earnings per share ("EPS") for the quarter ended December 31, 2008 was $0.85, compared to $0.48 for the quarter ended December 31, 2007. The $0.37 increase in earnings is primarily attributable to a $13.9 million gain on early extinguishment of debt, a $7.2 million increase in gain on disposition of property, partially offset by a $4.0 million real estate impairment charge. After the allocation of minority interest, the combined gains produced a $0.48 per share increase that was offset by a $0.09 per share reduction for the real estate impairment charge. EPS for the year ended December 31, 2008 was $2.15, compared to $1.73 for the year ended December 31, 2007. The year-over-year increase of $0.42 per share is mainly attributable to the fourth quarter 2008 $13.9 million gain on early extinguishment of debt and $4.0 million real estate impairment charge, combined with a $9.4 million increase in gain on disposition of property (before the allocation of minority interest).

For the quarter ended December 31, 2008, Funds From Operations ("FFO") was $46.1 million, or $1.02 per share, compared to $36.7 million, or $0.79 per share, for the quarter ended December 31, 2007. For the year ended December 31, 2008, FFO was $162.4 million, or $3.57 per share, compared to $151.1 million, or $3.20 per share, for the year ended December 31, 2007. Excluding the non-cash charges of $0.09 per share in the 2008 fourth quarter related to a real estate impairment charge and $0.04 per share in 2007 related to costs associated with the initial offering of the Series F preferred shares which were redeemed, Operating FFO for 2008 was $3.65, compared to $3.24 in 2007, which is a 12.7% increase over 2007. Finally, if all unusual non-recurring items are excluded, 2008 FFO per share would have been $3.37, compared to $3.24 in 2007, or an increase of 3.9%. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

As referenced above, the Company recorded a non-cash charge of $4 million for impairment on an affordable property in Columbus, Ohio where Home Properties is the general partner owning a 0.01% interest. In the fourth quarter of 2008, the Company determined that it planned to sell the property over the next 12 to 18 months, rather than hold it for the long term. This decision led to a re-evaluation of the fair market value of the property. Under the guidance of FAS No.144, the Company reviewed the value of the long-term asset with the substantially shortened holding period, which triggered the recording of an impairment charge of $4 million.

Fourth Quarter Operating Results

For the fourth quarter of 2008, same-property comparisons (for 102 "Core" properties containing 34,560 apartment units owned since January 1, 2007) reflected an increase in total revenues of 3.9% compared to the same quarter a year ago. Net operating income ("NOI") increased by 2.4% from the fourth quarter of 2007. Property level operating expenses increased by 6.0% for the quarter, primarily due to increases in repairs and maintenance costs, personnel, and property insurance, partially offset by a reduction in advertising and snow removal costs.

Average physical occupancy for the Core properties was 94.9% during the fourth quarter of 2008, compared to 94.6% during the fourth quarter of 2007. Average monthly rental rates, including utility recoveries, increased 3.3% compared to the year-ago period.

On a sequential basis, compared to the 2008 third quarter results for the Core properties, total revenues were up 2.1% in the fourth quarter of 2008, expenses were up 8.0%, and net operating income was down 2.0%. Average physical occupancy decreased 0.2% to 94.9%; however, average monthly rental rates including utility recoveries were 2.2% higher and rental income, including utility recoveries, posted a 2.1% increase. The sequential expense growth can be attributed to the typical seasonality of higher natural gas heating and snow removal costs incurred in the fourth quarter.

Occupancies for the 2,570 net apartment units acquired/developed between January 1, 2007 and December 31, 2008 (the "Recently Acquired Communities") averaged 93.2% during the fourth quarter of 2008, at average monthly rents of $1,051.

Year-to-Date Operating Results

For the year ended December 31, 2008, same-property comparisons for the Core properties reflected an increase in total revenues of 3.4%, resulting in a 3.3% increase in net operating income, compared to 2007. Property level operating expenses increased by 3.6% for the year, primarily due to increases in repairs and maintenance costs, property insurance and real estate taxes. These increases were partly offset by reductions in natural gas heating costs, advertising and snow removal costs.

Average physical occupancy for the Core properties was 95.0% during 2008, compared to 94.8% a year ago, with rent, including utility recoveries, rising 3.1%. Average monthly rental rates, including utility recoveries, increased 3.3% compared to the year-ago period.

Acquisitions

The Company previously announced the acquisition during the fourth quarter of Saddle Brooke Apartments, a 468-unit property located in Cockeysville, Maryland, for $51.5 million.

On December 30, 2008, the Company acquired Westchester West, a 345-unit apartment community located in Silver Spring, Maryland, for $49.0 million, including closing costs, which equates to approximately $142,000 per apartment unit. Consideration for the purchase included the assumption of two existing mortgages. The first mortgage totaled $28.8 million (fair market value of $27.2 million) at a fixed interest rate of 5.03% maturing on March 1, 2015. The second mortgage totaled $7.9 million (fair market value of $7.6 million) at a fixed rate of 5.89% also maturing on March 1, 2015. The balance of the purchase price was paid in cash. The weighted average first year capitalization rate ("cap rate") projected on this acquisition is 6.9% after allocating 3% of rental revenues for management and overhead expenses and before normalized capital expenditures.

These purchases from the same buyer were agreed upon in September of 2008. "These acquisitions were two positive outliers in what continues to be a very difficult acquisitions market," Pettinella said. "We continue to look at deals but, especially in the current market, with recently exacerbated liquidity and recessionary issues, we don't anticipate closing on any acquisitions in the foreseeable future."

Dispositions

During the fourth quarter of 2008, the Company closed on three separate sale transactions, with a total of 629 units, for $60 million, producing approximately $54 million in net proceeds after mortgage payoffs and closing costs. A gain on sale of approximately $21.7 million, before the allocation of minority interest, was recorded in the fourth quarter related to these sales. The weighted average cap rate for these dispositions was 7.4%.

Subsequent to the end of the quarter, on January 30, 2009, the Company sold three properties with a total of 741 units to one buyer for $68 million, producing approximately $25 million in net proceeds after mortgage payoffs and closing costs. A gain on sale of approximately $13.8 million (before the allocation of minority interest) will be recorded in the first quarter of 2009 related to this sale. The weighted average first year cap rate projected on these dispositions is 7.6%. Two of the properties were located in the Hudson Valley, N.Y. region, with the third in New Jersey. With the sales in the fourth and first quarters, the Company has now executed its plan to exit the Hudson Valley region.

Development

The Company has only two projects currently under construction as well as investments in entitled land. The Company owns no raw land and has no real estate development investments in which the cost is in excess of fair market value. Therefore, the Company has not had to record any development pipeline impairment charges, unlike many of its peers. In 2009, none of the Company's pre-construction projects are scheduled to commence construction nor does the Company plan to acquire new entitled or raw land for development.

Capital Markets Activities

As of December 31, 2008, the Company's ratio of debt-to-total market capitalization was 55.8% (based on a 12/31/2008 stock price of $40.60 to determine equity value), with $71.0 million outstanding on its $140.0 million revolving credit facility and $6.6 million of unrestricted cash on hand. Total debt of $2.32 billion was outstanding, at rates of interest averaging 5.4% and with staggered maturities averaging approximately six and one-quarter years. Approximately 94.5% of total indebtedness is at fixed rates. Interest coverage averaged 2.2 times during the quarter (2.3 for the year), and the fixed charge ratio averaged 2.1 times for the quarter (2.2 for the year).

The Company did not repurchase any of its common shares during the fourth quarter. As of December 31, 2008, the Company has Board authorization to buy back up to approximately 2.3 million additional shares of its common stock or Operating Partnership Units, although it has no current plans to do so.

During the fourth quarter, the Company repurchased a total of $60 million face value of its Exchangeable Senior Notes for $45.4 million in several privately-negotiated transactions. The notes were repurchased at a 24.4% discount to face value, which produced a risk-free Internal Rate of Return of approximately 15% and reduced the Company's 2011 debt maturities by $60 million. A gain on debt extinguishment of approximately $13.9 million (after the write-off of debt issuance costs) was recorded in the fourth quarter. After fees and other accruals, this transaction adds $0.29 per share to FFO for the fourth quarter.

Also in the fourth quarter, the Company closed on approximately $141 million in new secured loans, generating $83 million after the payoff of $58 million in maturing loans. The proceeds were used to fund the cash portion of the Westchester West acquisition, to purchase the Exchangeable Senior Notes, and to reduce the outstanding balance on the line of credit. The Company has reduced 2009 maturities from $45 million as of September 30, 2008 to only $19 million today by refinancing prior to maturity as well as extending maturity dates.

On January 30, 2009, Fitch Ratings has affirmed the Company's bank credit facility and exchangeable senior note rating at BBB with a "stable" outlook.

Outlook

For 2009, the Company expects FFO per share between $3.04 and $3.28 per share, which will produce FFO per share growth of -4.8% to 2.8% when compared to 2008 results as restated for FASB Staff Position APB 14-1. The 2009 projection is net of four cents per share for the effect of APB 14-1. This guidance range reflects management's current assessment of economic and market conditions. The assumptions for the 2009 projections are included with the published supplemental information. The defensive characteristics of the Company's portfolio are contributing to the positive same store NOI results assumed for the midpoint of guidance. Compared to the multifamily peer group, Home's result is the only one that is positive and is 430 basis points better than the straight average for the group.

The quarterly breakdown for the 2009 guidance on FFO per share results is as follows: First quarter $0.76 to $0.82; second quarter $0.77 to $0.83; third quarter $0.76 to $0.82; fourth quarter $0.75 to $0.81.

Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM Eastern Time to review and comment on the information reported in this release. To listen to the call, please dial 800-954-0647 (International 212-231-2901). An audio replay of the call will be available through February 24, 2009, by dialing 800-633-8284 or 402-977-9140 and entering 21412428. The Company webcast, which includes audio and a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section home page of its Web site, www.homeproperties.com.

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and new development. The supplemental information is available via the Company's Web site, e-mail or facsimile upon request.

First Quarter 2009 Event

Home Properties is scheduled to participate in a roundtable presentation and question and answer session at the Citi 2009 Global Property CEO Conference in Naples, Florida, at 8:25 AM EST on Tuesday, March 3, 2009. Citi will offer audio coverage of the event. The Company's presentation materials will be available in the Investors section of Home Properties' Web site at homeproperties.com under News & Market Data – Presentations with dial-in instructions for the call.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast, Mid-Atlantic and Southeast Florida markets. Currently, Home Properties operates 109 communities containing 37,539 apartment units. Of these, 36,389 units in 107 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 282 units are managed for other owners. For more information, visit Home Properties' Web site at homeproperties.com.

Tables to follow.

Fourth Quarter Results:	Avg. Physical Occupancy[(a)]		4Q 2008 Average Monthly Rent / Occ Unit	4Q 2008 vs. 4Q 2007 % Growth			
	4Q 2008	**4Q 2007**		**Rental Rates**	**Total Revenue**	**Total Expense**	**NOI**
Core Properties[(b)]	94.9%	94.6%	$ 1,145	2.5%	3.9%	6.0%	2.4%
Acquisition Properties[(c)]	93.2%	NA	$ 1,051	NA	NA	NA	NA
TOTAL PORTFOLIO	94.8%	NA	$ 1,138	NA	NA	NA	NA

Year-To-Date Results:	Avg. Physical Occupancy[(a)]		YTD 2008 Average Monthly Rent / Occ Unit	YTD 2008 vs. YTD 2007 % Growth			
	YTD 2008	**YTD 2007**		**Rental Rates**	**Total Revenue**	**Total Expense**	**NOI**
Core Properties[(b)]	95.0%	94.8%	$ 1,135	2.7%	3.4%	3.6%	3.3%
Acquisition Properties[(c)]	93.5%	NA	$ 1,042	NA	NA	NA	NA
TOTAL PORTFOLIO	94.9%	NA	$ 1,129	NA	NA	NA	NA

[(a)]   Average physical occupancy is defined as total possible rental income, net of vacancy, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[(b)]   Core Properties consist of 102 properties with 34,560 apartment units owned throughout 2007 and 2008.

[(c)]   Acquisition Properties consist of 8 properties with 2,570 apartment units acquired/developed subsequent to January 1, 2007.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended December 31		Year Ended December 31	
	2008	**2007**	**2008**	**2007**
Rental income	$ 118,242	$ 114,104	$ 466,620	$ 448,919
Property other income	11,510	9,352	42,764	36,624
Interest income	6	277	166	1,963
Other income	92	62	400	1,124
Total revenues	129,850	123,795	509,950	488,630
Operating and maintenance	56,518	52,659	214,485	203,106
General and administrative	6,703	5,783	25,491	23,413
Interest	30,570	30,152	118,959	117,958
Depreciation and amortization	29,818	27,513	115,020	107,037
Impairment of real estate assets	4,000	-	4,000	-
Total expenses	127,609	116,107	477,955	451,514
Income from operations before gain on early retirement of debt	2,241	7,688	31,995	37,116
Gain on early retirement of debt	13,884	-	13,884	-
Income from operations	16,125	7,688	45,879	37,116
Minority interest in Operating Partnership	(4,612)	(2,221)	(13,361)	(9,729)
Income from continuing operations	11,513	5,467	32,518	27,387
Discontinued operations				
Income from operations, net of minority interest	345	160	576	4,080
Gain on disposition of property, net of minority interest	15,502	10,330	36,572	30,077
Discontinued operations	15,847	10,490	37,148	34,157
Net Income	27,360	15,957	69,666	61,544
Preferred dividends	-	-	-	(1,290)
Redemption of preferred stock	-	-	-	(1,902)
Net income available to common shareholders	$ 27,360	$ 15,957	$ 69,666	$ 58,352
Reconciliation from net income available to common shareholders to Funds From Operations:				
Net income available to common shareholders	$ 27,360	$ 15,957	$ 69,666	$ 58,352
Real property depreciation and amortization	29,435	27,914	114,260	110,536
Minority interest	4,612	2,221	13,361	9,729
Minority interest – income from discontinued operations	137	65	233	1,637
Gain on disposition of property, net of minority interest	(15,502)	(10,330)	(36,572)	(30,077)
Loss from early extinguishment of debt in connection with sale of real estate	30	890	1,413	890
FFO - basic and diluted [1]	$ 46,072	$ 36,717	$ 162,361	$ 151,067

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, minority interest and extraordinary items plus depreciation from real property. In 2008 and 2007, the Company added back debt extinguishment costs which were incurred as a result of repaying property specific debt triggered upon sale as a gain or loss on sale of the property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended December 31		Year Ended December 31	
	2008	**2007**	**2008**	**2007**
FFO – basic and diluted	$ 46,072	$ 36,717	$ 162,361	$ 151,067
FFO – basic and diluted	$ 46,072	$ 36,717	$ 162,361	$ 151,067
Impairment of real property	4,000	-	4,000	-
Redemption of Series F Preferred stock	-	-	-	1,902
FFO - operating [2]	$ 50,072	$ 36,717	$ 166,361	$ 152,969
FFO – basic and diluted	$ 46,072	$ 36,717	$ 162,361	$ 151,067
Recurring non-revenue generating capital expenses	(7,246)	(7,157)	(28,885)	(28,638)
AFFO [3]	$ 38,826	$ 29,560	$ 133,476	$ 122,429
FFO – operating	$ 50,072	$ 36,717	$ 166,361	$ 152,969
Recurring non-revenue generating capital expenses	(7,246)	(7,157)	(28,885)	(28,638)
AFFO - operating	$ 42,826	$ 29,560	$ 137,476	$ 124,331
Weighted average shares/units outstanding:				
Shares – basic	32,228.6	32,873.7	31,991.8	33,130.1
Shares – diluted	32,356.2	33,346.3	32,332.7	33,794.5
Shares/units – basic [4]	45,144.2	46,268.4	45,200.4	46,520.7
Shares/units – diluted [4]	45,271.8	46,741.0	45,541.3	47,185.2
Per share/unit:				
Net income – basic	$ 0.85	$ 0.49	$ 2.18	$ 1.76
Net income – diluted	$ 0.85	$ 0.48	$ 2.15	$ 1.73
FFO – basic	$ 1.02	$ 0.79	$ 3.59	$ 3.25
FFO – diluted	$ 1.02	$ 0.79	$ 3.57	$ 3.20
Operating FFO – diluted [2]	$ 1.11	$ 0.79	$ 3.65	$ 3.24
AFFO [3]	$ 0.86	$ 0.63	$ 2.93	$ 2.59
Operating AFFO [2] [3]	$ 0.95	$ 0.63	$ 3.02	$ 2.63
Common Dividend paid	$ 0.67	$ 0.66	$ 2.65	$ 2.61

[2]   Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of real estate impairment charges and preferred stock redemption costs. This is presented for a consistent comparison of how NAREIT defined FFO in 2003.

[3]   Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $780 and $760 per apartment unit in 2008 and 2007, respectively. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[4]   Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	December 31,	
	2008	2007
Land	$ 515,610	$ 510,120
Construction in progress, including land	111,039	54,069
Buildings, improvements and equipment	3,245,741	3,115,966
	3,872,390	3,680,155
Accumulated depreciation	(636,970)	(543,917)
Real estate, net	3,235,420	3,136,238
Cash and cash equivalents	6,567	6,109
Cash in escrows	27,904	31,005
Accounts receivable	14,078	11,109
Prepaid expenses	16,277	15,560
Deferred charges	11,473	12,371
Other assets	5,488	4,031
Total assets	$ 3,317,207	$ 3,216,423
Mortgage notes payable	$ 2,112,331	$ 1,986,789
Exchangeable senior notes	140,000	200,000
Line of credit	71,000	2,500
Accounts payable	23,731	18,616
Accrued interest payable	10,845	10,984
Accrued expenses and other liabilities	32,043	27,586
Security deposits	21,443	22,826
Total liabilities	2,411,393	2,269,301
Minority interest	259,136	279,061
Stockholders' equity	646,678	668,061
Total liabilities and stockholders' equity	$ 3,317,207	$ 3,216,423
Total shares/units outstanding:		
Common stock	32,431.3	32,600.6
Operating partnership units	12,821.2	13,446.9
	45,252.5	46,047.5

# # #

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237

EXHIBIT 99.2



HOME PROPERTIES, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
FOURTH QUARTER 2008
TABLE OF CONTENTS

Fourth Quarter 2008

<table>
<tr><th></th><th># of
Units</th><th>Date
Acquired</th><th colspan="2">4Q '08
Rent/Mo.</th><th>4Q '08
Occup.</th><th>Year Ago
Occup.</th><th>Rental
Rates[1]</th><th>Total
Revenue</th><th>Total
Expense</th><th>Total
NOI</th><th>4Q '08
% Co. NOI</th></tr>
<tr><td colspan="12">4Q '08 versus 4Q '07
% Growth</td></tr>
<tr><td colspan="12">Baltimore Region</td></tr>
<tr><td>Bonnie Ridge</td><td>960</td><td>7/1/1999</td><td>$</td><td>1,094</td><td>92.0%</td><td>95.6%</td><td>6.3%</td><td>4.5%</td><td>13.4%</td><td>-1.2%</td><td></td></tr>
<tr><td>Canterbury Apartments</td><td>618</td><td>7/16/1999</td><td>$</td><td>935</td><td>95.8%</td><td>93.2%</td><td>1.1%</td><td>8.6%</td><td>5.8%</td><td>10.4%</td><td></td></tr>
<tr><td>Country Village</td><td>344</td><td>4/30/1998</td><td>$</td><td>892</td><td>94.6%</td><td>95.0%</td><td>1.6%</td><td>4.7%</td><td>2.9%</td><td>6.0%</td><td></td></tr>
<tr><td>Dunfield Townhomes</td><td>312</td><td>11/1/2007</td><td>$</td><td>1,066</td><td>95.7%</td><td>n/a</td><td>n/a</td><td>n/a</td><td>n/a</td><td>n/a</td><td></td></tr>
<tr><td>Falcon Crest</td><td>396</td><td>7/16/1999</td><td>$</td><td>977</td><td>92.3%</td><td>91.1%</td><td>0.6%</td><td>6.0%</td><td>2.5%</td><td>8.2%</td><td></td></tr>
<tr><td>Fox Hall Apartments</td><td>720</td><td>3/29/2007</td><td>$</td><td>839</td><td>90.5%</td><td>96.0%</td><td>-0.8%</td><td>-0.5%</td><td>1.7%</td><td>-2.4%</td><td></td></tr>
<tr><td>Gateway Village</td><td>132</td><td>7/16/1999</td><td>$</td><td>1,280</td><td>96.0%</td><td>97.2%</td><td>1.5%</td><td>1.1%</td><td>3.8%</td><td>-0.2%</td><td></td></tr>
<tr><td>Heritage Woods</td><td>164</td><td>10/4/2006</td><td>$</td><td>1,030</td><td>96.0%</td><td>96.8%</td><td>4.6%</td><td>4.1%</td><td>8.7%</td><td>1.2%</td><td></td></tr>
<tr><td>Mill Towne Village Apts</td><td>384</td><td>5/31/2001</td><td>$</td><td>861</td><td>94.0%</td><td>93.3%</td><td>1.0%</td><td>7.3%</td><td>4.3%</td><td>9.4%</td><td></td></tr>
<tr><td>Morningside Heights</td><td>1,050</td><td>4/30/1998</td><td>$</td><td>876</td><td>92.6%</td><td>93.3%</td><td>1.9%</td><td>1.9%</td><td>8.6%</td><td>-2.0%</td><td></td></tr>
<tr><td>Owings Run</td><td>504</td><td>7/16/1999</td><td>$</td><td>1,192</td><td>96.3%</td><td>94.3%</td><td>3.2%</td><td>4.7%</td><td>4.8%</td><td>4.6%</td><td></td></tr>
<tr><td>Ridgeview at Wakefield Valley</td><td>204</td><td>1/13/2005</td><td>$</td><td>1,182</td><td>93.7%</td><td>95.1%</td><td>5.9%</td><td>6.4%</td><td>2.4%</td><td>9.2%</td><td></td></tr>
<tr><td>Saddle Brooke Apartments</td><td>468</td><td>10/29/2008</td><td>$</td><td>1,041</td><td>92.7%</td><td>n/a</td><td>n/a</td><td>n/a</td><td>n/a</td><td>n/a</td><td></td></tr>
<tr><td>Selford Townhomes</td><td>102</td><td>7/16/1999</td><td>$</td><td>1,322</td><td>90.0%</td><td>94.8%</td><td>2.8%</td><td>0.4%</td><td>4.4%</td><td>-1.4%</td><td></td></tr>
<tr><td>The Coves at Chesapeake</td><td>469</td><td>11/20/2001</td><td>$</td><td>1,198</td><td>91.6%</td><td>92.8%</td><td>2.3%</td><td>2.0%</td><td>2.1%</td><td>1.9%</td><td></td></tr>
<tr><td>Timbercroft Townhomes</td><td>284</td><td>7/16/1999</td><td>$</td><td>863</td><td>99.1%</td><td>98.1%</td><td>3.3%</td><td>3.0%</td><td>21.6%</td><td>-6.6%</td><td></td></tr>
<tr><td>Top Field</td><td>156</td><td>10/4/2006</td><td>$</td><td>1,189</td><td>95.9%</td><td>97.6%</td><td>6.7%</td><td>8.9%</td><td>15.4%</td><td>5.5%</td><td></td></tr>
<tr><td>Village Square Townhomes</td><td>370</td><td>7/16/1999</td><td>$</td><td>1,145</td><td>94.9%</td><td>96.3%</td><td>1.8%</td><td>3.9%</td><td>4.7%</td><td>3.5%</td><td></td></tr>
<tr><td>Woodholme Manor</td><td>177</td><td>3/31/2001</td><td>$</td><td>855</td><td>95.5%</td><td>95.9%</td><td>3.5%</td><td>2.2%</td><td>2.4%</td><td>2.1%</td><td></td></tr>
<tr><td>Total Baltimore Region</td><td>7,814</td><td></td><td>$</td><td>1,006</td><td>93.7%</td><td>94.6%</td><td>2.6%</td><td>3.9%</td><td>6.5%</td><td>2.3%</td><td>19.6%</td></tr>
<tr><td colspan="12">Boston Region</td></tr>
<tr><td>Gardencrest</td><td>696</td><td>6/28/2002</td><td>$</td><td>1,499</td><td>96.8%</td><td>96.1%</td><td>4.3%</td><td>6.1%</td><td>-7.8%</td><td>16.2%</td><td></td></tr>
<tr><td>Highland House</td><td>172</td><td>5/31/2006</td><td>$</td><td>1,138</td><td>96.8%</td><td>95.5%</td><td>0.4%</td><td>-0.5%</td><td>6.9%</td><td>-6.2%</td><td></td></tr>
<tr><td>Liberty Place</td><td>107</td><td>6/6/2006</td><td>$</td><td>1,413</td><td>95.5%</td><td>92.5%</td><td>-0.1%</td><td>3.2%</td><td>0.8%</td><td>5.0%</td><td></td></tr>
<tr><td>Stone Ends</td><td>280</td><td>2/12/2003</td><td>$</td><td>1,239</td><td>94.9%</td><td>95.2%</td><td>1.7%</td><td>1.8%</td><td>-5.7%</td><td>7.1%</td><td></td></tr>
<tr><td>The Heights at Marlborough</td><td>348</td><td>9/7/2006</td><td>$</td><td>1,178</td><td>94.6%</td><td>95.5%</td><td>0.9%</td><td>-0.4%</td><td>-4.6%</td><td>3.0%</td><td></td></tr>
<tr><td>The Meadows at Marlborough</td><td>264</td><td>9/7/2006</td><td>$</td><td>1,143</td><td>96.8%</td><td>96.9%</td><td>0.3%</td><td>0.3%</td><td>12.9%</td><td>-9.3%</td><td></td></tr>
<tr><td>The Townhomes of Beverly</td><td>204</td><td>2/15/2007</td><td>$</td><td>1,462</td><td>91.7%</td><td>93.4%</td><td>2.0%</td><td>-0.7%</td><td>-6.6%</td><td>4.2%</td><td></td></tr>
<tr><td>The Village at Marshfield</td><td>276</td><td>3/17/2004</td><td>$</td><td>1,165</td><td>93.2%</td><td>95.9%</td><td>1.3%</td><td>-1.6%</td><td>9.2%</td><td>-7.4%</td><td></td></tr>
<tr><td>Westwoods</td><td>35</td><td>4/30/2007</td><td>$</td><td>1,281</td><td>97.0%</td><td>90.3%</td><td>4.7%</td><td>5.9%</td><td>-7.3%</td><td>19.2%</td><td></td></tr>
<tr><td>Total Boston Region</td><td>2,382</td><td></td><td>$</td><td>1,307</td><td>95.4%</td><td>95.4%</td><td>2.2%</td><td>2.1%</td><td>-2.0%</td><td>5.2%</td><td>7.4%</td></tr>
<tr><td colspan="12">Chicago Region</td></tr>
<tr><td>Blackhawk</td><td>371</td><td>10/20/2000</td><td>$</td><td>895</td><td>95.8%</td><td>96.8%</td><td>2.2%</td><td>0.9%</td><td>41.1%</td><td>-28.8%</td><td></td></tr>
<tr><td>Courtyards Village</td><td>224</td><td>8/29/2001</td><td>$</td><td>842</td><td>95.5%</td><td>98.5%</td><td>3.9%</td><td>1.1%</td><td>25.5%</td><td>-18.2%</td><td></td></tr>
<tr><td>Cypress Place</td><td>192</td><td>12/27/2001</td><td>$</td><td>956</td><td>96.7%</td><td>96.9%</td><td>2.3%</td><td>4.1%</td><td>31.6%</td><td>-18.3%</td><td></td></tr>
<tr><td>The Colony</td><td>783</td><td>9/1/1999</td><td>$</td><td>898</td><td>97.2%</td><td>97.9%</td><td>2.1%</td><td>0.0%</td><td>82.5%</td><td>-32.3%</td><td></td></tr>
<tr><td>The New Colonies</td><td>672</td><td>6/23/1998</td><td>$</td><td>729</td><td>95.3%</td><td>94.8%</td><td>1.0%</td><td>2.9%</td><td>4.6%</td><td>1.0%</td><td></td></tr>
<tr><td>Total Chicago Region</td><td>2,242</td><td></td><td>$</td><td>846</td><td>96.2%</td><td>96.8%</td><td>2.0%</td><td>1.4%</td><td>37.1%</td><td>-22.2%</td><td>3.7%</td></tr>
<tr><td colspan="12">Florida Region</td></tr>
<tr><td>The Hamptons</td><td>668</td><td>7/7/2004</td><td>$</td><td>1,025</td><td>95.2%</td><td>93.3%</td><td>-1.8%</td><td>-0.6%</td><td>1.3%</td><td>-2.5%</td><td></td></tr>
<tr><td>Vinings at Hampton Village</td><td>168</td><td>7/7/2004</td><td>$</td><td>1,132</td><td>95.5%</td><td>94.4%</td><td>-0.8%</td><td>0.3%</td><td>5.7%</td><td>-5.0%</td><td></td></tr>
<tr><td>Total Florida Region</td><td>836</td><td></td><td>$</td><td>1,047</td><td>95.3%</td><td>93.5%</td><td>-1.6%</td><td>-0.4%</td><td>2.2%</td><td>-3.0%</td><td>1.8%</td></tr>
<tr><td colspan="12">Hudson Valley Region</td></tr>
<tr><td>Lakeshore Villas</td><td>152</td><td>7/17/1996</td><td>$</td><td>1,047</td><td>95.9%</td><td>92.6%</td><td>-0.8%</td><td>5.4%</td><td>10.3%</td><td>0.3%</td><td></td></tr>
<tr><td>Sunset Gardens</td><td>217</td><td>7/17/1996</td><td>$</td><td>927</td><td>93.1%</td><td>94.5%</td><td>0.1%</td><td>2.0%</td><td>-0.7%</td><td>4.9%</td><td></td></tr>
<tr><td>Total Hudson Valley Region</td><td>369</td><td></td><td>$</td><td>976</td><td>94.3%</td><td>93.7%</td><td>-0.3%</td><td>3.4%</td><td>3.9%</td><td>2.9%</td><td>0.7%</td></tr>
<tr><td colspan="12">Long Island, NY Region</td></tr>
<tr><td>Bayview / Colonial</td><td>160</td><td>11/1/2000</td><td>$</td><td>1,194</td><td>97.2%</td><td>93.3%</td><td>-1.1%</td><td>2.2%</td><td>-15.1%</td><td>25.4%</td><td></td></tr>
<tr><td>Cambridge Village</td><td>82</td><td>3/1/2002</td><td>$</td><td>1,658</td><td>96.8%</td><td>93.6%</td><td>2.5%</td><td>6.2%</td><td>7.3%</td><td>5.1%</td><td></td></tr>
<tr><td>Devonshire Hills</td><td>297</td><td>7/16/2001</td><td>$</td><td>1,683</td><td>96.3%</td><td>95.0%</td><td>-1.4%</td><td>-1.3%</td><td>7.1%</td><td>-5.5%</td><td></td></tr>
<tr><td>Hawthorne Court</td><td>434</td><td>4/4/2002</td><td>$</td><td>1,392</td><td>95.3%</td><td>94.0%</td><td>0.0%</td><td>5.2%</td><td>-16.0%</td><td>27.5%</td><td></td></tr>
<tr><td>Heritage Square</td><td>80</td><td>4/4/2002</td><td>$</td><td>1,677</td><td>98.1%</td><td>97.0%</td><td>2.9%</td><td>4.2%</td><td>1.4%</td><td>6.5%</td><td></td></tr>
<tr><td>Holiday Square</td><td>144</td><td>5/31/2002</td><td>$</td><td>1,162</td><td>96.7%</td><td>96.7%</td><td>2.7%</td><td>3.1%</td><td>13.9%</td><td>-4.0%</td><td></td></tr>
<tr><td>Lake Grove Apartments</td><td>368</td><td>2/3/1997</td><td>$</td><td>1,414</td><td>96.4%</td><td>95.4%</td><td>1.2%</td><td>-0.5%</td><td>7.0%</td><td>-5.6%</td><td></td></tr>
<tr><td>Mid- Island Estates</td><td>232</td><td>7/1/1997</td><td>$</td><td>1,305</td><td>97.5%</td><td>97.0%</td><td>-0.2%</td><td>0.3%</td><td>9.7%</td><td>-7.2%</td><td></td></tr>
<tr><td>Sayville Commons</td><td>342</td><td>7/15/2005</td><td>$</td><td>1,516</td><td>96.9%</td><td>97.1%</td><td>1.9%</td><td>3.0%</td><td>5.4%</td><td>1.5%</td><td></td></tr>
<tr><td>South Bay Manor</td><td>61</td><td>9/11/2000</td><td>$</td><td>1,632</td><td>96.7%</td><td>93.8%</td><td>1.5%</td><td>7.5%</td><td>2.0%</td><td>12.5%</td><td></td></tr>
<tr><td>Southern Meadows</td><td>452</td><td>6/29/2001</td><td>$</td><td>1,368</td><td>96.9%</td><td>97.4%</td><td>2.2%</td><td>4.9%</td><td>7.2%</td><td>3.1%</td><td></td></tr>
<tr><td>Stratford Greens</td><td>359</td><td>3/1/2002</td><td>$</td><td>1,456</td><td>94.9%</td><td>96.4%</td><td>1.9%</td><td>-1.3%</td><td>0.0%</td><td>-2.2%</td><td></td></tr>
<tr><td>Westwood Village Apts</td><td>242</td><td>3/1/2002</td><td>$</td><td>2,376</td><td>96.6%</td><td>94.5%</td><td>5.1%</td><td>8.1%</td><td>3.1%</td><td>11.9%</td><td></td></tr>
<tr><td>Woodmont Village Apts</td><td>96</td><td>3/1/2002</td><td>$</td><td>1,332</td><td>94.1%</td><td>94.5%</td><td>0.1%</td><td>-4.7%</td><td>21.0%</td><td>-19.1%</td><td></td></tr>
<tr><td>Yorkshire Village Apts</td><td>40</td><td>3/1/2002</td><td>$</td><td>1,762</td><td>96.8%</td><td>96.9%</td><td>5.4%</td><td>1.5%</td><td>-4.5%</td><td>7.8%</td><td></td></tr>
<tr><td>Total Long Island Region</td><td>3,389</td><td></td><td>$</td><td>1,501</td><td>96.4%</td><td>95.6%</td><td>1.5%</td><td>2.6%</td><td>1.7%</td><td>3.3%</td><td>12.1%</td></tr>
</table>

Maine Region

	Units	Date	Rent							
Liberty Commons	120	8/30/2006	$ 1,207	98.0%	95.5%	4.0%	5.2%	0.8%	7.5%	
Redbank Village	500	7/7/1998	$ 862	94.3%	95.9%	4.2%	1.4%	16.4%	-9.2%	
Total Maine Region	620		$ 929	95.2%	95.8%	4.1%	2.4%	13.0%	-4.6%	1.3%

New Jersey Region

	Units	Date	Rent							
Barrington Gardens	148	3/1/2005	$ 1,106	93.4%	93.9%	9.9%	5.1%	7.6%	2.7%	
Chatham Hill Apartments	308	1/30/2004	$ 1,728	93.7%	96.3%	3.2%	0.1%	6.0%	-3.0%	
East Hill Gardens	33	7/7/1998	$ 1,493	90.1%	91.4%	-1.2%	-1.9%	11.5%	-10.0%	
Hackensack Gardens	198	3/1/2005	$ 1,029	96.2%	94.0%	5.7%	10.6%	-60.2%	137.9%	
Jacob Ford Village	270	2/15/2007	$ 1,106	96.6%	95.1%	4.0%	2.3%	3.9%	0.6%	
Lakeview	106	7/7/1998	$ 1,347	94.5%	96.3%	0.8%	0.6%	13.2%	-8.7%	
Northwood Apartments	134	1/30/2004	$ 1,317	97.1%	94.3%	2.4%	6.0%	-7.3%	23.4%	
Oak Manor	77	7/7/1998	$ 1,793	95.4%	90.7%	0.8%	5.1%	21.0%	-4.8%	
Pleasant View	1,142	7/7/1998	$ 1,154	94.3%	94.1%	1.0%	1.5%	8.2%	-3.9%	
Pleasure Bay	270	7/7/1998	$ 1,076	92.6%	91.1%	-1.0%	1.9%	0.7%	3.3%	
Regency Club	372	9/24/2004	$ 1,141	96.4%	96.8%	2.1%	-0.1%	4.0%	-3.8%	
Royal Gardens Apartments	550	5/28/1997	$ 1,226	96.8%	95.5%	1.2%	2.6%	8.2%	-2.1%	
Wayne Village	275	7/7/1998	$ 1,392	97.9%	97.1%	1.9%	2.1%	-2.3%	5.0%	
Windsor Realty	67	7/7/1998	$ 1,210	94.8%	97.0%	2.7%	-2.5%	42.0%	-22.5%	
Total New Jersey Region	3,950		$ 1,234	95.2%	94.9%	2.0%	2.1%	2.4%	1.8%	11.0%

Philadelphia Region

	Units	Date	Rent							
Beechwood Gardens	160	7/7/1998	$ 829	89.1%	95.9%	0.3%	-3.9%	0.5%	-8.9%	
Castle Club	158	3/15/2000	$ 951	95.1%	90.0%	2.2%	9.8%	8.9%	10.8%	
Chesterfield	247	9/23/1997	$ 922	97.6%	96.6%	3.2%	8.7%	0.7%	17.4%	
Curren Terrace	318	9/23/1997	$ 893	95.2%	91.7%	-2.9%	0.4%	4.1%	-3.4%	
Glen Brook	174	7/28/1999	$ 824	95.6%	90.6%	1.2%	15.2%	-1.0%	44.0%	
Glen Manor	174	9/23/1997	$ 808	95.6%	96.5%	1.0%	4.6%	5.4%	3.6%	
Golf Club	399	3/15/2000	$ 1,080	94.2%	94.8%	5.2%	5.5%	7.8%	4.0%	
Hill Brook Place	274	7/28/1999	$ 865	98.2%	89.7%	-2.9%	16.4%	0.8%	40.4%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,081	95.3%	93.6%	3.9%	6.4%	5.9%	6.8%	
Home Properties of Devon	631	3/15/2000	$ 1,117	92.5%	94.2%	1.7%	1.0%	3.5%	-0.9%	
Home Properties of Newark	432	7/16/1999	$ 882	93.7%	94.0%	2.4%	4.3%	4.6%	4.0%	
New Orleans Park	442	7/28/1999	$ 867	95.0%	93.2%	0.7%	8.3%	5.1%	12.0%	
Racquet Club	466	7/7/1998	$ 1,035	96.0%	96.0%	1.3%	2.4%	-2.6%	6.5%	
Racquet Club South	103	5/27/1999	$ 906	94.4%	95.3%	3.8%	6.5%	10.3%	2.7%	
Ridley Brook	244	7/28/1999	$ 913	96.9%	91.6%	1.8%	5.3%	0.8%	11.2%	
Sherry Lake	298	7/23/1998	$ 1,192	95.1%	90.7%	1.9%	8.8%	6.8%	10.1%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,121	94.4%	95.5%	2.8%	-0.8%	9.8%	-8.0%	
The Landings	384	11/25/1996	$ 1,000	95.2%	94.9%	2.6%	-0.5%	10.2%	-8.0%	
Trexler Park	250	3/15/2000	$ 1,072	92.7%	91.2%	3.4%	10.5%	3.9%	16.2%	
Trexler Park West	216	8/15/2008	$ 1,245	94.0%	n/a	n/a	n/a	n/a	n/a	
William Henry	363	3/15/2000	$ 1,138	93.2%	95.0%	3.3%	-4.8%	7.8%	-14.2%	
Total Philadelphia Region	6,195		$ 1,002	94.6%	93.7%	1.9%	4.4%	4.3%	4.4%	14.6%

Washington DC Region

	Units	Date	Rent							
Braddock Lee	255	3/16/1998	$ 1,278	96.8%	97.1%	2.5%	2.5%	1.3%	3.3%	
Cider Mill	864	9/27/2002	$ 1,109	94.1%	95.1%	3.2%	7.6%	10.3%	5.5%	
Cinnamon Run	511	12/28/2005	$ 1,189	95.5%	97.1%	2.5%	0.9%	5.6%	-1.4%	
East Meadow	150	8/1/2000	$ 1,309	95.2%	96.4%	-0.6%	1.3%	8.8%	-3.1%	
Elmwood Terrace	504	6/30/2000	$ 922	96.1%	92.8%	3.0%	6.4%	6.9%	5.9%	
Falkland Chase	450	9/10/2003	$ 1,381	91.7%	93.1%	4.5%	3.9%	-0.9%	6.8%	
Mount Vernon Square	1,387	12/27/2006	$ 1,201	93.9%	94.9%	4.8%	7.3%	13.5%	3.9%	
Orleans Village	851	11/16/2000	$ 1,320	94.7%	94.2%	2.7%	4.9%	8.6%	2.3%	
Park Shirlington	294	3/16/1998	$ 1,291	95.4%	96.5%	5.7%	3.8%	6.7%	1.7%	
Peppertree Farm	879	12/28/2005	$ 1,164	94.5%	89.4%	3.0%	12.0%	4.3%	17.6%	
Seminary Hill	296	7/1/1999	$ 1,267	96.5%	90.6%	4.6%	11.4%	2.2%	20.3%	
Seminary Towers	541	7/1/1999	$ 1,301	94.1%	93.5%	4.2%	5.4%	4.3%	6.3%	
Tamarron Apartments	132	7/16/1999	$ 1,473	94.6%	96.6%	4.2%	4.6%	11.3%	1.3%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,287	96.0%	94.2%	2.2%	6.8%	16.3%	2.5%	
The Manor - MD	435	8/31/2001	$ 1,215	91.5%	92.2%	6.6%	6.0%	2.6%	8.5%	
The Manor - VA	198	2/19/1999	$ 1,043	95.5%	95.8%	3.8%	5.3%	8.7%	2.4%	
The Sycamores	185	12/16/2002	$ 1,363	96.2%	97.8%	1.4%	0.6%	4.6%	-1.6%	
Virginia Village	344	5/31/2001	$ 1,250	96.3%	93.6%	2.4%	6.2%	-0.5%	12.0%	
West Springfield	244	11/18/2002	$ 1,451	94.9%	94.6%	3.1%	6.7%	5.4%	7.3%	
Westchester West	345	12/30/2008	$ 1,334	94.1%	n/a	n/a	n/a	n/a	n/a	
Woodleaf Apartments	228	3/19/2004	$ 1,189	91.9%	95.5%	6.6%	1.6%	5.6%	-0.6%	
Total Washington DC Region	9,333		$ 1,223	94.5%	94.1%	3.7%	6.0%	6.7%	5.6%	27.7%

TOTAL OWNED PORTFOLIO	**37,130**		**$ 1,138**	**94.8%**	n/a	n/a	n/a	n/a	n/a	100.0%
TOTAL CORE PORTFOLIO	**34,560**		**$ 1,145**	**94.9%**	**94.6%**	**2.5%**	**3.9%**	**6.0%**	**2.4%**	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

Table of Contents

December YTD

	# of Units	Date Acquired	YTD '08 Rent/Mo.	YTD '08 Occup.	Year Ago Occup.	% Growth Rental Rates[1]	Total Revenue	Total Expense	Total NOI	YTD '08 % Co. NOI
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 1,063	93.1%	93.8%	3.0%	4.0%	2.2%	5.1%	
Canterbury Apartments	618	7/16/1999	$ 934	94.1%	95.4%	3.4%	3.6%	3.6%	3.7%	
Country Village	344	4/30/1998	$ 894	94.8%	95.3%	4.0%	3.8%	0.8%	6.2%	
Dunfield Townhomes	312	11/1/2007	$ 1,057	94.4%	n/a	n/a	n/a	n/a	n/a	
Falcon Crest	396	7/16/1999	$ 973	92.7%	91.6%	1.3%	3.5%	-4.6%	8.5%	
Fox Hall Apartments	720	3/29/2007	$ 840	92.6%	n/a	n/a	n/a	n/a	n/a	
Gateway Village	132	7/16/1999	$ 1,272	96.0%	96.7%	2.7%	2.1%	3.6%	1.3%	
Heritage Woods	164	10/4/2006	$ 1,021	95.6%	97.2%	7.3%	9.0%	-2.1%	17.3%	
Mill Towne Village Apts	384	5/31/2001	$ 862	94.4%	94.5%	2.5%	4.6%	2.1%	6.4%	
Morningside Heights	1,050	4/30/1998	$ 875	92.6%	94.2%	2.7%	-0.1%	2.5%	-1.6%	
Owings Run	504	7/16/1999	$ 1,180	95.6%	95.1%	3.2%	4.4%	2.3%	5.5%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,155	94.5%	95.8%	7.0%	6.8%	4.2%	8.6%	
Saddle Brooke Apartments	468	10/29/2008	$ 1,041	92.7%	n/a	n/a	n/a	n/a	n/a	
Selford Townhomes	102	7/16/1999	$ 1,300	92.0%	95.5%	2.6%	-1.1%	2.2%	-2.7%	
The Coves at Chesapeake	469	11/20/2006	$ 1,200	90.7%	92.0%	4.0%	3.5%	-3.2%	7.9%	
Timbercroft Townhomes	284	7/16/1999	$ 851	99.1%	98.9%	3.3%	2.5%	11.2%	-2.4%	
Top Field	156	10/4/2006	$ 1,158	95.8%	96.9%	7.0%	9.3%	3.3%	12.7%	
Village Square Townhomes	370	7/16/1999	$ 1,151	94.7%	95.9%	3.4%	1.3%	4.7%	-0.3%	
Woodholme Manor	177	3/31/2001	$ 847	94.0%	95.1%	3.6%	2.7%	7.9%	-1.5%	
Total Baltimore Region	7,814		$ 998	93.8%	94.6%	3.4%	3.3%	2.1%	4.0%	18.8%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,478	96.1%	95.9%	4.1%	5.1%	-3.7%	11.4%	
Highland House	172	5/31/2006	$ 1,140	96.5%	95.7%	2.0%	2.7%	2.6%	2.9%	
Liberty Place	107	6/6/2006	$ 1,398	95.3%	93.4%	0.1%	1.0%	1.7%	0.5%	
Stone Ends	280	2/12/2003	$ 1,231	94.9%	95.3%	0.3%	1.3%	-1.5%	3.0%	
The Heights at Marlborough	348	9/7/2006	$ 1,156	95.8%	94.9%	-1.6%	-2.5%	2.1%	-5.7%	
The Meadows at Marlborough	264	9/7/2006	$ 1,142	96.5%	94.6%	-0.2%	2.3%	-5.5%	9.8%	
The Townhomes of Beverly	204	2/15/2007	$ 1,444	94.2%	n/a	n/a	n/a	n/a	n/a	
The Village at Marshfield	276	3/17/2004	$ 1,164	94.1%	95.9%	2.1%	1.3%	-1.4%	2.9%	
Westwoods	35	4/30/2007	$ 1,245	96.9%	n/a	n/a	n/a	n/a	n/a	
Total Boston Region	2,382		$ 1,294	95.6%	95.4%	1.7%	2.3%	-1.8%	5.2%	7.4%
Chicago Region										
Blackhawk	371	10/20/2000	$ 889	95.7%	96.2%	3.2%	2.9%	14.2%	-9.2%	
Courtyards Village	224	8/29/2001	$ 828	97.3%	97.8%	4.1%	4.1%	8.2%	0.1%	
Cypress Place	192	12/27/2000	$ 951	97.2%	97.9%	3.6%	4.6%	10.9%	-2.3%	
The Colony	783	9/1/1999	$ 896	97.1%	97.8%	5.0%	3.2%	10.3%	-2.7%	
The New Colonies	672	6/23/1998	$ 723	95.6%	95.8%	1.7%	2.3%	6.1%	-1.1%	
Total Chicago Region	2,242		$ 841	96.5%	97.0%	3.6%	3.1%	9.8%	-3.0%	3.9%
Florida Region										
The Hamptons	668	7/7/2004	$ 1,035	94.6%	95.0%	0.0%	-0.8%	2.8%	-4.2%	
Vinings at Hampton Village	168	7/7/2004	$ 1,143	94.3%	95.7%	1.2%	-1.6%	7.8%	-10.6%	
Total Florida Region	836		$ 1,057	94.6%	95.1%	0.3%	-1.0%	3.9%	-5.6%	1.8%
Hudson Valley Region										
Lakeshore Villas	152	7/17/1996	$ 1,054	94.5%	95.6%	1.2%	1.2%	2.9%	-0.4%	
Sunset Gardens	217	7/17/1996	$ 940	93.2%	97.0%	3.2%	0.3%	1.8%	-1.1%	
Total Hudson Valley Region	369		$ 987	93.7%	96.4%	2.3%	0.7%	2.3%	-0.8%	0.8%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,190	95.3%	94.5%	-1.0%	0.4%	-1.4%	2.1%	
Cambridge Village	82	3/1/2002	$ 1,643	98.0%	95.6%	2.5%	5.1%	4.2%	5.9%	
Devonshire Hills	297	7/16/2001	$ 1,697	96.7%	95.7%	-1.0%	-0.7%	3.1%	-2.6%	
Hawthorne Court	434	4/4/2002	$ 1,393	96.2%	94.2%	1.4%	4.8%	-2.6%	12.3%	
Heritage Square	80	4/4/2002	$ 1,661	97.3%	96.6%	3.7%	4.8%	0.3%	8.8%	
Holiday Square	144	5/31/2002	$ 1,160	96.7%	95.8%	2.6%	3.6%	5.1%	2.6%	
Lake Grove Apartments	368	2/3/1997	$ 1,397	95.7%	94.9%	0.9%	0.9%	5.7%	-2.2%	
Mid- Island Estates	232	7/1/1997	$ 1,313	96.2%	95.8%	1.1%	0.6%	1.4%	0.0%	
Sayville Commons	342	7/15/2005	$ 1,509	95.4%	97.5%	3.1%	1.2%	2.6%	0.2%	
South Bay Manor	61	9/11/2002	$ 1,630	94.2%	95.2%	3.6%	5.5%	6.3%	4.9%	
Southern Meadows	452	6/29/2001	$ 1,358	95.4%	95.1%	1.6%	3.4%	5.3%	1.8%	
Stratford Greens	359	3/1/2002	$ 1,446	96.1%	95.6%	2.3%	3.7%	5.3%	2.5%	
Westwood Village Apts	242	3/1/2002	$ 2,316	97.1%	95.9%	4.0%	6.7%	4.0%	8.7%	
Woodmont Village Apts	96	3/1/2002	$ 1,332	93.7%	94.6%	1.6%	-1.8%	5.4%	-5.9%	
Yorkshire Village Apts	40	3/1/2002	$ 1,724	97.5%	96.6%	5.8%	7.3%	5.6%	8.9%	
Total Long Island Region	3,389		$ 1,492	96.1%	95.5%	1.8%	2.8%	3.0%	2.7%	12.0%

Table of Contents

Maine Region

Liberty Commons	120	8/30/2006	$	1,178	96.7%	96.7%	3.4%	2.1%	7.0%	-0.2%	
Redbank Village	500	7/7/1998	$	849	94.9%	95.8%	3.3%	1.6%	8.8%	-3.6%	
Total Maine Region	620		$	913	95.3%	96.0%	3.3%	1.7%	8.4%	-2.7%	1.3%

New Jersey Region

Barrington Gardens	148	3/1/2005	$	1,068	95.8%	94.6%	11.7%	10.6%	6.2%	14.6%	
Chatham Hill Apartments	308	1/30/2004	$	1,722	94.7%	94.1%	5.1%	5.7%	14.8%	1.4%	
East Hill Gardens	33	7/7/1998	$	1,500	95.3%	93.7%	0.1%	2.3%	2.3%	2.3%	
Hackensack Gardens	198	3/1/2005	$	1,014	93.9%	96.7%	7.3%	5.5%	-6.0%	18.9%	
Jacob Ford Village	270	2/15/2007	$	1,094	94.9%	n/a	n/a	n/a	n/a	n/a	
Lakeview	106	7/7/1998	$	1,345	96.2%	96.2%	2.5%	2.6%	8.6%	-1.7%	
Northwood Apartments	134	1/30/2004	$	1,311	95.2%	94.4%	4.3%	6.7%	0.4%	13.8%	
Oak Manor	77	7/7/1998	$	1,780	96.4%	95.4%	1.8%	2.7%	13.3%	-3.1%	
Pleasant View	1,142	7/7/1998	$	1,156	93.9%	94.1%	2.8%	2.9%	3.6%	2.4%	
Pleasure Bay	270	7/7/1998	$	1,077	93.1%	93.2%	-0.1%	0.6%	0.6%	0.6%	
Regency Club	372	9/24/2004	$	1,136	96.5%	95.6%	1.6%	2.0%	0.0%	3.9%	
Royal Gardens Apartments	550	5/28/1997	$	1,229	95.6%	93.7%	3.1%	5.6%	5.5%	5.7%	
Wayne Village	275	7/7/1998	$	1,383	96.2%	95.9%	3.3%	2.7%	0.2%	4.3%	
Windsor Realty	67	7/7/1998	$	1,194	95.5%	95.5%	3.6%	3.5%	12.2%	-2.4%	
Total New Jersey Region	3,950		$	1,230	94.9%	94.5%	3.3%	3.9%	4.0%	3.8%	11.5%

Philadelphia Region

Beechwood Gardens	160	7/7/1998	$	826	94.5%	95.2%	-0.6%	1.2%	-2.2%	5.0%	
Castle Club	158	3/15/2000	$	947	94.1%	92.9%	2.0%	4.9%	6.6%	3.3%	
Chesterfield	247	9/23/1997	$	923	94.8%	94.7%	2.2%	3.4%	2.1%	4.7%	
Curren Terrace	318	9/23/1997	$	902	93.6%	94.2%	-1.3%	-2.8%	1.9%	-7.2%	
Glen Brook	174	7/28/1999	$	824	92.9%	93.1%	1.0%	4.7%	9.4%	-0.5%	
Glen Manor	174	9/23/1997	$	801	95.3%	95.6%	1.7%	3.7%	1.0%	6.7%	
Golf Club	399	3/15/2000	$	1,061	94.6%	94.6%	4.5%	3.0%	-0.7%	5.7%	
Hill Brook Place	274	7/28/1999	$	872	95.6%	93.6%	-1.0%	3.7%	1.9%	5.7%	
Home Properties of Bryn Mawr	316	3/15/2000	$	1,062	94.2%	93.0%	2.3%	4.4%	4.4%	4.4%	
Home Properties of Devon	631	3/15/2000	$	1,112	93.0%	95.4%	2.2%	0.4%	1.0%	-0.1%	
Home Properties of Newark	432	7/16/1999	$	876	94.3%	94.0%	2.1%	2.5%	2.3%	2.6%	
New Orleans Park	442	7/28/1999	$	862	94.7%	94.1%	1.4%	4.3%	3.1%	5.5%	
Racquet Club	466	7/7/1998	$	1,033	95.9%	95.8%	1.8%	1.8%	0.7%	2.6%	
Racquet Club South	103	5/27/1999	$	899	95.2%	95.4%	3.7%	4.7%	5.4%	4.1%	
Ridley Brook	244	7/28/1999	$	907	95.3%	94.4%	2.1%	2.9%	1.7%	4.1%	
Sherry Lake	298	7/23/1998	$	1,187	95.4%	91.6%	2.0%	6.0%	-0.9%	10.4%	
The Brooke at Peachtree Village	146	8/15/2005	$	1,106	96.2%	97.1%	3.8%	2.2%	1.6%	2.7%	
The Landings	384	11/25/1996	$	993	95.9%	95.7%	3.0%	2.0%	-0.9%	4.1%	
Trexler Park	250	3/15/2000	$	1,059	93.9%	91.6%	2.1%	4.2%	-5.9%	13.3%	
Trexler Park West	216	8/15/2008	$	1,234	91.8%	n/a	n/a	n/a	n/a	n/a	
William Henry	363	3/15/2000	$	1,123	95.0%	94.6%	3.9%	4.6%	9.5%	0.9%	
Total Philadelphia Region	6,195		$	987	94.6%	94.4%	2.1%	2.8%	1.9%	3.6%	14.9%

Washington DC Region

Braddock Lee	255	3/16/1998	$	1,265	96.2%	96.0%	2.7%	2.5%	2.4%	2.6%	
Cider Mill	864	9/27/2002	$	1,095	95.4%	95.1%	2.8%	3.3%	9.1%	-0.8%	
Cinnamon Run	511	12/28/2005	$	1,176	96.4%	96.5%	2.9%	2.6%	10.2%	-0.6%	
East Meadow	150	8/1/2000	$	1,307	96.0%	95.3%	-0.6%	2.1%	4.6%	0.5%	
Elmwood Terrace	504	6/30/2000	$	912	93.9%	92.9%	3.6%	4.6%	4.9%	4.4%	
Falkland Chase	450	9/10/2003	$	1,359	93.3%	94.0%	5.1%	4.5%	0.2%	6.9%	
Mount Vernon Square	1,387	12/27/2006	$	1,174	95.2%	94.9%	3.7%	6.1%	5.7%	6.4%	
Orleans Village	851	11/16/2000	$	1,303	95.7%	92.8%	2.0%	6.3%	5.6%	6.7%	
Park Shirlington	294	3/16/1998	$	1,264	96.4%	96.2%	4.8%	5.6%	9.3%	3.1%	
Peppertree Farm	879	12/28/2005	$	1,148	93.7%	90.4%	3.5%	8.6%	8.6%	8.6%	
Seminary Hill	296	7/1/1999	$	1,235	96.5%	92.7%	2.9%	7.3%	3.1%	11.1%	
Seminary Towers	541	7/1/1999	$	1,284	94.8%	93.8%	3.5%	4.2%	4.7%	3.9%	
Tamarron Apartments	132	7/16/1999	$	1,453	94.8%	95.4%	4.0%	4.6%	7.7%	3.1%	
The Apts at Wellington Trace	240	3/2/2004	$	1,279	92.2%	93.7%	2.6%	1.0%	11.3%	-4.0%	
The Manor - MD	435	8/31/2001	$	1,183	91.8%	93.3%	5.1%	4.0%	1.4%	5.8%	
The Manor - VA	198	2/19/1999	$	1,040	95.6%	93.8%	5.1%	6.1%	8.3%	4.4%	
The Sycamores	185	12/16/2002	$	1,356	96.1%	96.3%	0.2%	-1.4%	3.1%	-3.8%	
Virginia Village	344	5/31/2001	$	1,235	97.2%	94.9%	1.4%	3.5%	-2.9%	8.8%	
West Springfield	244	11/18/2002	$	1,432	96.7%	96.3%	3.2%	5.3%	4.6%	5.5%	
Westchester West	345	12/30/2008	$	1,334	94.1%	n/a	n/a	n/a	n/a	n/a	
Woodleaf Apartments	228	3/19/2004	$	1,156	93.1%	94.6%	5.4%	2.2%	4.4%	0.9%	
Total Washington DC Region	9,333		$	1,204	95.0%	94.1%	3.3%	4.8%	5.4%	4.4%	27.6%

TOTAL OWNED PORTFOLIO	**37,130**		**$**	**1,129**	**94.9%**	n/a	n/a	n/a	n/a	n/a	**100.0%**
TOTAL CORE PORTFOLIO	**34,560**		**$**	**1,135**	**95.0%**	**94.8%**	**2.7%**	**3.4%**	**3.6%**	**3.3%**	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

Table of Contents

Physical Occupancy Comparison By Region - Core Properties

Sequential Comparison
Fourth Quarter 2008 vs. Third Quarter 2008

Region	% Units	4Q '08	3Q '08	Variance
Washington	26.0%	94.5%	94.9%	-0.4%
New Jersey, Long Island, Hudson Valley	21.5%	95.7%	95.7%	0.0%
Baltimore	18.3%	93.9%	93.7%	0.2%
Philadelphia	17.3%	94.6%	94.7%	-0.1%
Chicago	6.5%	96.3%	96.4%	-0.1%
Boston	6.2%	95.7%	96.0%	-0.3%
Florida	2.4%	95.3%	95.5%	-0.2%
Other	1.8%	95.2%	95.0%	0.2%
Total Core	100.0%	94.9%	95.1%	-0.2%

Year over Year Comparison
Fourth Quarter 2008 vs. Fourth Quarter 2007

Region	% Units	4Q '08	4Q '07	Variance
Washington	26.0%	94.5%	94.1%	0.4%
New Jersey, Long Island, Hudson Valley	21.5%	95.7%	95.2%	0.5%
Baltimore	18.3%	93.9%	94.5%	-0.6%
Philadelphia	17.3%	94.6%	93.7%	0.9%
Chicago	6.5%	96.3%	96.9%	-0.6%
Boston	6.2%	95.7%	95.7%	0.0%
Florida	2.4%	95.3%	93.5%	1.8%
Other	1.8%	95.2%	95.8%	-0.6%
Total Core	100.0%	94.9%	94.6%	0.3%

December vs. Quarter Comparison

Region	% Units	Dec '08	4Q '08	Variance
Washington	26.0%	94.9%	94.5%	0.4%
New Jersey, Long Island, Hudson Valley	21.5%	95.6%	95.7%	-0.1%
Baltimore	18.3%	93.3%	93.9%	-0.6%
Philadelphia	17.3%	93.9%	94.6%	-0.7%
Chicago	6.5%	95.5%	96.3%	-0.8%
Boston	6.2%	95.5%	95.7%	-0.2%
Florida	2.4%	94.2%	95.3%	-1.1%
Other	1.8%	93.9%	95.2%	-1.3%
Total Core	100.0%	94.7%	94.9%	-0.2%

Net Operating Results - Core Properties

Sequential Results
Fourth Quarter 2008 vs. Third Quarter 2008

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington	26.0%	0.5%	3.1%	4.8%	2.0%
New Jersey, Long Island, Hudson Valley	21.5%	-0.2%	1.2%	9.0%	-4.1%
Baltimore	18.3%	0.6%	2.3%	5.9%	0.1%
Philadelphia	17.3%	0.4%	3.4%	10.9%	-2.4%
Chicago	6.5%	-0.4%	0.4%	11.5%	-10.0%
Boston	6.2%	-0.3%	-0.1%	17.1%	-9.2%
Florida	2.4%	-3.0%	-2.3%	2.8%	-7.1%
Other	1.8%	0.8%	0.9%	0.1%	1.4%
Total Core	100.0%	0.1%	2.1%	8.0%	-2.0%

Year Over Year Results
Fourth Quarter 2008 vs. Fourth Quarter 2007

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington	26.0%	3.8%	6.0%	6.7%	5.6%
New Jersey, Long Island, Hudson Valley	21.5%	1.3%	2.4%	2.1%	2.6%
Baltimore	18.3%	2.8%	4.4%	7.1%	2.7%
Philadelphia	17.3%	2.9%	4.4%	4.3%	4.4%
Chicago	6.5%	0.7%	1.4%	37.1%	-22.2%
Boston	6.2%	1.8%	2.4%	-1.4%	5.1%
Florida	2.4%	-2.6%	-0.4%	2.2%	-3.0%
Other	1.8%	2.2%	2.2%	13.1%	-4.2%
Total Core	100.0%	2.4%	3.9%	6.0%	2.4%

[1] Reflects net change in base rental revenues before utility reimbursements and economic occupancy changes.

Resident Statistics

Top Six Reasons for Moveouts - Owned Communities

	4Q '08	3Q '08	2Q '08	1Q '08	4Q '07	3Q '07	2Q '07	1Q '07	Year '08	Year '07	Year '06	Year '05
Employment related	**15.60%**	**14.50%**	**15.20%**	**15.60%**	16.00%	17.40%	15.70%	15.20%	15.20%	16.10%	15.60%	15.60%
Eviction/skip	**15.10%**	**13.80%**	**13.00%**	**16.40%**	16.20%	12.80%	12.70%	16.70%	14.60%	14.60%	14.20%	13.10%
Transfer w/in HP	**14.20%**	**9.80%**	**8.20%**	**10.60%**	10.50%	6.10%	8.10%	8.60%	10.70%	8.30%	8.20%	9.10%
Home purchase	**11.70%**	**12.40%**	**12.60%**	**11.10%**	13.70%	14.90%	16.60%	16.70%	12.00%	15.50%	18.50%	19.40%
Rent level	**9.20%**	**9.60%**	**10.20%**	**9.10%**	7.40%	7.40%	8.60%	8.60%	9.50%	8.00%	8.40%	9.20%
Location convenience/ apartment size	**9.00%**	**10.00%**	**11.00%**	**11.00%**	13.00%	14.10%	13.90%	13.80%	10.30%	13.70%	12.40%	12.80%

Traffic - Core   **Turnover - Core**

Region	Traffic 4Q '08 vs. 4Q '07	Traffic Year '08 To Year '07	Signed Leases 4Q '08 vs. 4Q '07	Signed Leases Year '08 To Year '07	4Q '08	4Q '07	Year '08	Year '07
Baltimore	-8%	4%	-31%	-17%	9%	10%	43%	43%
Boston	-14%	14%	-43%	-25%	9%	9%	40%	43%
Chicago	-10%	9%	-10%	-6%	12%	9%	50%	45%
Florida	-20%	11%	-21%	-11%	12%	12%	47%	46%
Hudson Valley	48%	73%	64%	48%	14%	14%	51%	44%
Long Island	40%	42%	-6%	3%	8%	8%	36%	36%
Maine	-5%	16%	-4%	-3%	10%	11%	46%	45%
New Jersey	38%	24%	-28%	-9%	9%	8%	39%	39%
Philadelphia	-9%	6%	-35%	-2%	10%	11%	44%	46%
Washington	-1%	2%	-16%	-4%	9%	10%	40%	41%
Total Core	-1%	10%	-24%	-7%	9%	10%	42%	42%

Bad Debt as % of Rent and Utility Recovery - Core

	4Q '08	4Q '07	Year '08	Year '07
	1.35%	1.01%	1.25%	0.84%

Net Operating Income Detail - Core Properties
($ in thousands, except per unit data)

	4Q '08	4Q '07	Qtr Variance	% Variance	YTD '08	YTD '07	YTD Variance	% Variance
Rent	$ 111,093	$ 108,499	$ 2,594	2.4%	$ 441,266	$ 430,377	$ 10,889	2.5%
Utility recovery	5,619	4,540	1,079	23.8%	20,197	17,360	2,837	16.3%
Rent including recoveries	116,712	113,039	3,673	3.2%	461,463	447,737	13,726	3.1%
Other income	5,386	4,486	900	20.1%	20,477	18,332	2,145	11.7%
Total income	122,098	117,525	4,573	3.9%	481,940	466,069	15,871	3.4%
Operating & maintenance	(52,518)	(49,568)	(2,950)	-6.0%	(200,685)	(193,779)	(6,906)	-3.6%
Net Core NOI	$ 69,580	$ 67,957	$ 1,623	2.4%	$ 281,255	$ 272,290	$ 8,965	3.3%
Physical Occupancy %	94.9%	94.6%	0.3%		95.0%	94.8%	0.2%	
Weighted Avg Rent	$ 1,145	$ 1,117	$ 27	2.5%	$ 1,135	$ 1,105	$ 30	2.7%

Seasonality Factor for NAV Calculation

To annualize net operating income in order to calculate a net asset value, the seasonality factor to apply to the current quarter's effective NOI run rate is 24.6%. This will adjust for the typical seasonal variability in NOI for each quarter.

Operating Expense Detail - Core Properties
($ in thousands)

	4Q '08	4Q '07	Qtr Variance	% Variance	YTD '08	YTD '07	YTD Variance	% Variance
Electricity	$ 2,032	$ 1,960	$ (72)	-3.7%	$ 8,427	$ 7,988	$ (439)	-5.5%
Gas	6,077	5,825	(252)	-4.3%	19,115	20,059	944	4.7%
Water & sewer	3,408	3,312	(96)	-2.9%	13,372	12,956	(416)	-3.2%
Repairs & maintenance	7,793	7,348	(445)	-6.1%	29,367	27,304	(2,063)	-7.6%
Personnel expense	11,013	10,513	(500)	-4.8%	43,935	43,059	(876)	-2.0%
Advertising	1,057	1,193	136	11.4%	4,319	4,545	226	5.0%
Legal & professional	542	368	(174)	-47.3%	1,763	1,378	(385)	-27.9%
Office & telephone	1,341	1,336	(5)	-0.4%	5,435	5,518	83	1.5%
Property insurance	3,661	2,470	(1,191)	-48.2%	12,007	10,143	(1,864)	-18.4%
Real estate taxes	11,105	10,520	(585)	-5.6%	44,482	42,283	(2,199)	-5.2%
Snow	186	377	191	50.7%	724	1,101	377	34.2%
Trash	838	771	(67)	-8.7%	3,380	2,907	(473)	-16.3%
Property management G & A	3,465	3,575	110	3.1%	14,359	14,538	179	1.2%
Total Core	$ 52,518	$ 49,568	$ (2,950)	-6.0%	$ 200,685	$ 193,779	$ (6,906)	-3.6%

Discontinued Operations
($ in thousands)

The operating results of discontinued operations are summarized as follows for the quarter and twelve months ended December 31, 2008 and 2007:

	4Q '08	4Q '07	Year '08	Year '07
Revenues:				
Rental income	$ 1,664	$ 4,848	$ 8,344	$ 24,547
Property other income	165	361	865	1,774
Total revenues	1,829	5,209	9,209	26,321
Expenses:				
Operating and maintenance	987	2,552	4,672	11,927
Interest expense	116	1,416	2,028	3,129
Depreciation and amortization	244	1,016	1,700	5,548
Total expenses	1,347	4,984	8,400	20,604
Income from discontinued operations before minority interest	482	225	809	5,717
Minority interest in operating partnership	(137)	(65)	(233)	(1,637)
Income from discontinued operations	$ 345	$ 160	$ 576	$ 4,080

Summary Of Recent Acquisitions
($ in millions, except per unit data)

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]		Purchase Price		Wgtd. Avg. Price Per Unit
2008 Acquisitions									
Saddle Brooke	Baltimore	MD	10/29/2008	468	6.7%	$	51.5	$	109,955
Westchester West	NoVA/DC	MD	12/30/2008	345	6.9%		49.0		141,939
			Total 2008	**813**	**6.8%**	**$**	**100.4**	**$**	**123,528**

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]		Purchase Price		Wgtd.Avg. PricePer Unit
2007 Acquisitions									
The Townhomes of Beverly	Boston	MA	2/15/2007	204	5.8%	$	36.4	$	178,598
Jacob Ford Village	New Jersey	NJ	2/15/2007	270	5.5%		26.7		98,811
Fox Hall Apartments	Baltimore	MD	3/28/2007	720	5.7%		62.2		86,436
Westwoods	Boston	MA	4/30/2007	35	6.6%		4.0		114,143
Dunfield Townhouses [2]	Baltimore	MD	11/1/2007	312	6.5%		32.2		103,061
			Total 2007	**1,541**	**5.9%**	**$**	**161.5**	**$**	**104,800**
		Total 2008 and 2007 Acquisitions		**2,354**	**6.2%**	**$**	**261.9**	**$**	**111,268**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 3% management fee but before capital expenditures.
(2) Purchase Price is $2.4 million less than reported in acquisition press release due to GAAP fair market value adjustment for OP Units issued at a price above current market value.

Summary Of Recent Sales
($ in millions, except per unit data)

Community	Market	State	Sale Date	# of Units	CAP Rate [1]		Sales Price		Wtd. Avg. Price Per Unit
2008 Sales									
Carriage Hill Apartments	Hudson Valley	NY	1/31/2008	140	6.7%	$	15.1	$	107,750
Long Island: 5 Properties [2]	Long Island	NY	2/1/2008	363	6.1%		42.0		115,749
Mill Company Gardens	Portland	ME	2/21/2008	95	6.3%		7.4		77,747
Village Square	Philadelphia	PA	10/15/2008	128	6.5%		13.1		102,289
Valley View	Philadelphia	PA	12/22/2008	177	8.8%		10.5		59,073
Westchester Portfolio: 6 Properties [3]	Hudson Valley	NY	12/30/2008	324	7.3%		36.4		112,404
			Total 2008	**1,227**	**6.8%**	**$**	**124.5**	**$**	**101,431**

Community	Market	State	Sale Date	# of Units	CAP Rate [1]		Sales Price		Wtd.Avg. PricePer Unit
2007 Sales									
Brittany Place	NoVA/DC	MD	7/12/2007	591	5.7%	$	74.1	$	125,381
Executive House	Philadelphia	PA	8/20/2007	100	6.4%		9.6		96,000
Shakespeare Park	Baltimore	MD	9/18/2007	84	7.3%		6.9		82,143
Cornwall Park	Hudson Valley	NY	12/12/2007	75	7.2%		11.0		146,667
Fenland Field	Baltimore	MD	12/28/2007	234	5.7%		27.9		119,231
			Total 2007	**1,084**	**5.9%**	**$**	**129.5**	**$**	**119,465**
		Total 2008 and 2007 Sales		**2,311**	**6.4%**	**$**	**254.0**	**$**	**109,890**

(1)   CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures.
(2)   Consists of East Winds Apartments, Coventry Village, Maple Tree, Terry Apartments and Rider Terrace.
(3)   Consists of Bari Manor, Hudson View Estates, Sherwood Townhomes, Sparta Green, Sherwood House and Patricia Apartments.

Community	Market	State	Sale Date	# of Units	CAP Rate [1]		Sales Price		Wtd. Avg. Price Per Unit
2009 Sales (1st quarter to date)									
Regency Club	New Jersey	NJ	1/30/2009	372	7.3%	$	39.9	$	107,277
Lakeshore Villas	Hudson Valley	NY	1/30/2009	152	8.4%		11.5		75,631
Sunset Gardens	Hudson Valley	NY	1/30/2009	217	8.0%		16.4		75,631
			Total Q1 2009 to date	**741**	**7.6%**	**$**	**67.8**	**$**	**91,518**

Breakdown Of Owned Units By Market

Market	State	Net Acquired/ Developed in 2007	As of 12/31/2007	12/31/2007 % of Units	Net Acquired/ Developed in 2008	As of 12/31/2008	Current % of Units
Suburban Washington	DC	-591	8,988	23.97%	345	9,333	25.14%
Suburban New York City	NY/NJ	195	8,535	22.76%	-827	7,708	20.76%
Baltimore	MD	714	7,346	19.59%	468	7,814	21.04%
Philadelphia	PA	-15	6,452	17.21%	-257	6,195	16.68%
Boston	MA	239	2,382	6.35%	0	2,382	6.42%
Chicago	IL	0	2,242	5.98%	0	2,242	6.04%
Florida	FL	0	836	2.23%	0	836	2.25%
Portland	ME	0	715	1.91%	-95	620	1.67%
Total		**542**	**37,496**	**100.0%**	**-366**	**37,130**	**100.0%**

Debt Summary Schedule

PROPERTY		LENDER	INTEREST RATE	12/31/08 BALANCE	MATURITY DATE	YEARS TO MATURITY
FIXED RATE SECURED						
Heritage Square		Centerline - Fannie Mae	5.150	6,067,649	07/01/09	0.50
Blackhawk		M&T Realty - Freddie Mac	5.060	12,747,960	12/01/09	0.92
Braddock Lee		Prudential-Fannie Mae	4.575	20,452,684	01/01/10	1.00
Elmwood Terrace		Centerline - Fannie Mae	5.300	20,260,042	01/01/10	1.00
Glen Manor		Prudential-Fannie Mae	5.065	5,570,490	01/01/10	1.00
Hill Brook Apts		M&T Realty - Freddie Mac	5.210	10,759,269	01/01/10	1.00
Lakeview		Prudential-Fannie Mae	4.575	8,321,998	01/01/10	1.00
Pleasure Bay		Prudential-Fannie Mae	4.575	14,467,602	01/01/10	1.00
Ridley Brook		Prudential-Fannie Mae	4.865	9,274,716	01/01/10	1.00
Windsor Realty		Prudential-Fannie Mae	4.575	4,479,712	01/01/10	1.00
Multi-Property		M&T Realty - Freddie Mac	7.575	45,400,000	05/01/10	1.33
East Meadow Apartments - 2nd		M&T Realty - Freddie Mac	5.550	6,015,278	05/01/10	1.33
Selford Townhomes - 2nd		M&T Realty - Freddie Mac	5.550	4,598,922	05/01/10	1.33
Seminary Hill - 2nd		M&T Realty - Freddie Mac	5.550	10,381,961	05/01/10	1.33
South Bay/Woodmont - 2nd		M&T Realty - Freddie Mac	5.550	5,706,291	05/01/10	1.33
Tamarron Apartments - 2nd		M&T Realty - Freddie Mac	5.550	7,688,791	05/01/10	1.33
The Manor (VA) - 2nd		M&T Realty - Freddie Mac	5.550	6,727,941	05/01/10	1.33
Cider Mill - 1st	(1)	Deutsche Bank - Freddie	4.720	39,971,045	10/01/10	1.75
Cider Mill - 2nd		Deutsche Bank - Freddie	5.180	17,505,080	10/01/10	1.75
Cider Mill - 3rd		Deutsche Bank - Freddie	4.810	8,869,940	10/01/10	1.75
Home Properties of Devon		Prudential-Fannie Mae	7.500	28,892,000	10/01/10	1.75
The Heights at Marlborough - 1st	(1)	Deutsche Bank - Freddie	5.420	22,001,743	10/01/10	1.75
The Heights at Marlborough - 2nd		Deutsche Bank - Freddie	4.890	5,289,189	10/01/10	1.75
Trexler Park		Prudential-Fannie Mae	7.500	10,140,000	10/01/10	1.75
William Henry		NorthMarq - Freddie	5.310	21,697,740	12/01/10	1.92
Multi-Property		Prudential-Fannie Mae	7.250	32,978,000	01/01/11	2.00
Multi-Property		Prudential-Fannie Mae	6.360	8,141,000	01/01/11	2.00
Multi-Property		Prudential-Fannie Mae	6.160	58,881,000	01/01/11	2.00
Orleans Village - 1st		Prudential-Fannie Mae	6.815	43,745,000	01/01/11	2.00
Orleans Village - 2nd		Prudential-Fannie Mae	5.360	22,248,000	01/01/11	2.00
Sherry Lake		Capmark - Freddie Mac	5.180	18,706,418	01/01/11	2.00
Bayview Apartments		M&T Realty - Freddie Mac	4.950	11,094,008	03/01/11	2.16
New Orleans/Arbor Crossing		Prudential-Fannie Mae	4.860	18,503,670	03/01/11	2.16
Racquet Club East - 1st		Prudential-Fannie Mae	6.875	20,574,527	04/01/11	2.25
Racquet Club East - 2nd		Prudential-Fannie Mae	5.490	10,073,475	04/01/11	2.25
Timbercroft Townhomes 1 - 1st		Capmark - HUD	8.500	283,757	05/01/11	2.33
The Meadows at Marlborough	(1)	Prudential - Fannie Mae	5.500	20,451,634	08/01/11	2.58
Lake Grove - 1st		Prudential-Fannie Mae	6.540	25,039,345	12/01/11	2.92
Lake Grove - 2nd		Prudential-Fannie Mae	5.510	10,802,655	12/01/11	2.92
Mount Vernon Square	(1)	KeyBank RE Cap-Fannie	5.490	87,100,989	01/01/12	3.00
Multi-Property Notes Pay		Seller Financing	4.000	332,665	02/01/12	3.09
Timbercroft III - 1st		Capmark - HUD	8.000	457,641	02/01/12	3.09
Castle Club Apartments		NorthMarq - Freddie	7.080	6,429,099	05/01/12	3.33
Gateway Village		Prudential-Fannie Mae	6.885	6,638,803	05/01/12	3.33
The Colonies		Prudential-Fannie Mae	7.110	19,314,139	06/01/12	3.42
Lakeshore Villas		M&T Realty - Freddie Mac	6.850	4,763,184	07/01/12	3.50
Sunset Gardens - 1st		M&T Realty - Freddie Mac	6.830	5,602,130	07/01/12	3.50
Sunset Gardens - 2nd		M&T Realty - Freddie Mac	5.520	2,686,213	07/01/12	3.50
Woodholme Manor		Prudential-Fannie Mae	7.165	3,578,783	07/01/12	3.50
Regency Club - 1st	(1)	Centerline - Fannie Mae	4.840	17,471,163	10/01/12	3.75
Regency Club - 2nd		Centerline - Fannie Mae	4.950	7,474,368	10/01/12	3.75
Liberty Place	(1)	CW Capital- Fannie	5.710	6,193,469	11/01/12	3.84
Hackensack Gardens - 1st		Wash Mutual-Fannie Mae	5.260	4,566,251	03/01/13	4.17
Hackensack Gardens - 2nd		Wash Mutual-Fannie Mae	5.440	4,419,137	03/01/13	4.17
Barrington Gardens		Wachovia - Freddie	4.960	11,357,308	04/01/13	4.25
Topfield Apartments		M&T Realty - Freddie Mac	5.300	6,131,944	04/01/13	4.25
Canterbury Apartments - 1st		M&T Realty-Fannie Mae	5.020	27,955,512	05/01/13	4.33
Canterbury Apartments - 2nd		M&T Realty-Fannie Mae	6.460	17,033,065	05/01/13	4.33
Multi-Property		Prudential - Fannie Mae	6.475	100,000,000	08/31/13	4.67
Heritage Woods Apts	(1)	MMA Realty - Fannie	5.290	4,949,335	09/01/13	4.67
Saddle Brook Apts. - 1st	(1)	Wells Fargo - Fannie Mae	5.840	27,460,687	11/01/13	4.84
Saddle Brook Apts. - 2nd	(1)	Wells Fargo - Fannie Mae	6.290	3,272,824	11/01/13	4.84
Falkland Chase		Centerline - Fannie Mae	5.480	12,931,811	04/01/14	5.25
The Apts. At Wellington Trace		M&T Realty - Freddie Mac	5.520	24,810,213	04/01/14	5.25
Hawthorne Court		Centerline - Fannie Mae	5.270	35,933,701	07/01/14	5.50
Curren Terrace - 1st		M&T Realty - Freddie Mac	5.360	14,024,374	10/01/14	5.75
Curren Terrace - 2nd		M&T Realty - Freddie Mac	5.090	10,113,903	10/01/14	5.75
Westchester West - 1st	(1)	Deutsche Bank - Freddie	6.150	27,169,400	03/01/15	6.17
Westchester West - 2nd	(1)	Deutsche Bank - Freddie	6.640	7,567,764	03/01/15	6.17

			Rate	Balance	Maturity	Years
Stratford Greens		North Fork Bank	5.750	32,110,155	07/01/15	6.50
Sayville Commons		M&T Realty - Freddie Mac	5.000	41,324,895	08/01/15	6.59
Cypress Place Apartments		Prudential-Fannie Mae	6.555	10,440,654	11/01/15	6.84
Golf Club Apartments		Prudential-Fannie Mae	6.380	33,693,794	11/01/15	6.84
Northwood Apartments		M&T Realty - Freddie Mac	5.500	10,675,000	12/01/15	6.92
Cinnamon Run - 1st		M&T Realty - Freddie Mac	5.250	51,625,483	01/01/16	7.01
Cinnamon Run - 2nd		M&T Realty - Freddie Mac	5.550	5,343,416	01/01/16	7.01
Peppertree Farm - 1st		M&T Realty - Freddie Mac	5.250	79,461,786	01/01/16	7.01
Peppertree Farm - 2nd		M&T Realty - Freddie Mac	5.550	1,943,056	01/01/16	7.01
The Hamptons/Vinings at Hamptons		Prudential-Fannie Mae	5.565	52,628,828	02/01/16	7.09
Devonshire - 1st		Wachovia - Fannie Mae	5.600	38,490,824	04/01/16	7.25
Devonshire - 2nd		Wachovia - Fannie Mae	6.235	8,533,000	04/01/16	7.25
Mid-Island		Prudential-Fannie Mae	5.480	19,913,000	04/01/16	7.25
Owings Run 1 & 2		Prudential-Fannie Mae	5.590	43,081,000	04/01/16	7.25
Country Village		Centerline - Fannie Mae	5.520	19,316,566	06/01/16	7.42
Fox Hall Apartments		Columbia Nat'l - Freddie	5.610	47,000,000	06/01/17	8.42
Mill Towne Village		Prudential-Fannie Mae	5.990	24,239,000	09/01/17	8.67
Royal Gardens Apts.		M&T Realty - Freddie Mac	5.830	47,000,000	11/01/17	8.84
Village Square 1, 2 & 3		Prudential-Fannie Mae	5.810	39,285,000	12/01/17	8.92
Chatham Hill		M&T Realty - Freddie Mac	5.590	45,000,000	01/01/18	9.01
Seminary Towers Apartments		Prudential-Fannie Mae	5.485	53,515,000	07/01/18	9.50
Bonnie Ridge - 1st		Prudential Life	6.600	13,177,080	12/15/18	9.96
Bonnie Ridge - 2nd		Prudential Life	6.160	18,460,672	12/15/18	9.96
Bonnie Ridge - 3rd		Prudential Life	6.070	25,575,510	12/15/18	9.96
Westwood Village		M&T Realty - Freddie Mac	5.680	47,995,000	01/01/19	10.01
Ridgeview at Wakefield Valley		M&T Realty - Freddie Mac	5.750	18,780,000	01/01/19	10.01
The Sycamores		M&T Realty - Freddie Mac	5.710	21,900,000	01/01/19	10.01
Timbercroft III - 2nd		M & T Realty - HUD	8.375	2,524,864	06/01/19	10.42
Timbercroft Townhomes 1 - 2nd		M & T Realty - HUD	8.375	1,714,191	06/01/19	10.42
Dunfield Townhomes		Centerline - HUD	5.250	12,703,234	09/01/28	19.68
Highland House	(1)	Arbor Comml - Fannie	6.320	6,252,206	01/01/29	20.02
Westwoods	(1)	Capstone Realty - HUD	5.940	3,653,407	06/01/34	25.43
Briggs-Wedgewood	(2)	Berkshire Mtg - HUD	6.000	16,269,486	11/01/34	25.85
WTD AVG - FIXED SECURED			**5.772**	**2,056,176,514**		**5.46**
VARIABLE RATE SECURED						
Falkland Chase BMA Index + 1.10		MontCtyHOC-Fannie Mae	1.738	24,695,000	10/01/30	21.76
Adjusts Weekly						
Virginia Village - Freddie 30d Ref + 1.99		Wachovia - Freddie Mac	2.240	31,459,984	07/01/15	6.50
Adjusts Monthly						
WTD AVG - VARIABLE SECURED			**2.019**	**56,154,984**		**13.21**
WTD AVG - TOTAL SECURED DEBT			**5.672**	**2,112,331,498**		**5.66**
FIXED RATE UNSECURED						
Exchangeable Senior Notes			4.125	140,000,000	11/01/26	17.85
VARIABLE RATE UNSECURED - LINE OF CREDIT						
Unsecured Line of Credit		M and T Bank et. al.	1.186	71,000,000	09/01/09	0.67
Adjusts Daily 30 LIBOR + 75						
TOTAL COMBINED DEBT			**5.442**	**$ 2,323,331,498**		**6.24**
% OF PORTFOLIO - FIXED				**94.5%**		
WTG AVG - TOTAL SECURED DEBT			**5.672**			**5.66**
WTD AVG - TOTAL PORTFOLIO			**5.442**			**6.24**

(1)   General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.

(2)   Affordable general partner minority interest property consolidated pursuant to FIN 46R.

UNENCUMBERED PROPERTIES				FIXED RATE - MATURING DEBT SCHEDULE			
				YEAR	MATURING DEBT	WTD AVG RATE	% OF TOTAL
Beechwood Gardens	160	Stone Ends Apts	280	2008	-		
Cambridge Village	82	The Brooke at Peachtree	146	2009	18,815,609	5.09	0.92%
Courtyards Village	224	The Colony	783	2010	334,472,434	5.69	16.27%
East Hill Gardens	33	The Coves at Chesapeake	469	2011	301,522,490	6.13	14.66%
Gardencrest	696	The Landings	384	2012	168,042,647	5.83	8.17%
Glen Brook	177	The Townhomes of Beverly	204	2013	207,146,063	6.00	10.07%
Holiday Square	144	The Village at Marshfield	276	2014	97,814,002	5.36	4.76%
Jacob Ford Village	270	Trexler Park West	216	2015	162,981,661	5.83	7.93%
Liberty Commons	120	Wayne Village Apartments	275	2016	320,336,959	5.45	15.58%
Morningside Heights	1050	Woodleaf Apartments	228	2017	157,524,000	5.78	7.66%
Racquet Club South	103	Yorkshire Village	40	2018 - 2042	287,520,649	5.80	13.98%
Southern Meadows	452			TOTAL	$ 2,056,176,514	5.77	100.00%
Total Unencumbered Properties:	23	Total Units:	6,812				

Table of Contents

Recurring Capital Expenditure Summary

Effective January 1, 2007, the Company updated its estimate of the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment. For 2007, the Company estimated that the proper amount was $760 per apartment unit. For 2008, the Company has grown this amount using a 3% inflationary factor and is using $780.

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring upgrades include, among other items: community centers, new windows, and kitchen/bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost Per Unit		Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]		Maintenance Expense Cost Per Unit Per Year[3]		Total Cost Per Unit Per Year	
Appliances	$	1,368	10	$	137	$	5	$	142
Blinds/shades		135	3		45		6		51
Carpets/cleaning		840	4		210		97		307
Computers, equipment, misc.[4]		120	5		24		29		53
Contract repairs		-	-		-		102		102
Exterior painting [5]		84	3		28		1		29
Flooring		250	7		36		-		36
Furnace/air (HVAC)		765	24		32		43		75
Hot water heater		260	7		37		-		37
Interior painting		-			-		138		138
Kitchen/bath cabinets upgrades		1,100	25		44		-		44
Landscaping site		-	-		-		106		106
New roof roof		800	24		33		-		33
Parking lot site		540	15		36		-		36
Pool/exercise facility		105	16		7		23		30
Windows major		1,505	28		54		-		54
Miscellaneous [6]		555	15		37		40		77
Total	$	8,427		$	760	$	590	$	1,350
For 2008, after applying the 3% inflationary factor:				$	780				

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same-store expense detail schedule.

[4] Includes computers, office equipment/ furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as: balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that during the three and twelve months ended December 31, 2008 approximately $195 and $780 per unit, respectively was spent on recurring capital expenditures. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three months ended December 31, 2008
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New buildings	$ -	$ -	$ 1,201	$ 33	$ 1,201	$ 33
Major building improvements	1,084	30	5,645	155	6,729	185
Roof replacements	301	8	1,044	29	1,345	37
Site improvements	392	11	4,166	114	4,558	125
Apartment upgrades	811	22	10,126	278	10,937	300
Appliances	1,248	34	311	9	1,559	43
Carpeting/flooring	2,241	62	1,929	53	4,170	115
HVAC/mechanicals	629	17	2,352	65	2,981	82
Miscellaneous	401	11	430	12	831	23
Totals	$ 7,107	$ 195	$ 27,204	$ 748	$ 34,311	$ 943

(a) Calculated using the weighted average number of units owned, including 34,560 core units, 2007 acquisition units of 1,541, and 2008 acquisition units of 340 for the three months ended December 31, 2008 and 34,560 core units, and 2007 acquisition units of 1,440 for the three months ended December 31, 2007.

For the twelve months ended December 31, 2008
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 2,968	$ 82	$ 2,968	$ 82
Major building improvements	4,306	119	13,889	384	18,195	503
Roof replacements	1,194	33	3,417	94	4,611	127
Site improvements	1,556	43	9,173	253	10,729	296
Apartment upgrades	3,221	89	31,544	872	34,765	961
Appliances	4,957	137	848	23	5,805	160
Carpeting/Flooring	8,902	246	4,202	116	13,104	362
HVAC/Mechanicals	2,497	69	8,753	242	11,250	311
Miscellaneous	1,592	44	1,312	36	2,904	80
Totals	$ 28,225	$ 780	$ 76,106	$ 2,102	$ 104,331	$ 2,882

(a) Calculated using the weighted average number of units owned, including 34,560 core units, 2007 acquisition units of 1,541, and 2008 acquisition units of 85 for the twelve months ended December 31, 2008 and 34,560 core units and 2007 acquisition units of 1,054 for the twelve months ended December 31, 2007.

Capital Expenditure Summary

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended December 31, 2008
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$ 6,740	$ 195	$ 24,005	$ 695	$ 30,745	$ 890
2008 Acquisition Communities	66	195	31	90	97	285
2007 Acquisition Communities	301	195	3,168	2,056	3,469	2,251
Sub-total	7,107	195	27,204	748	34,311	943
2008 Disposed Communities	98	195	70	140	168	335
2007 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures (1)	-	-	-	-	730	-
	$ 7,205	$ 195	$ 27,274	$ 738	$ 35,209	$ 933

For the twelve months ended December 31, 2008
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$ 26,957	$ 780	$ 67,046	$ 1,940	$ 94,003	$ 2,720
2008 Acquisition Communities	66	780	31	361	97	1,141
2007 Acquisition Communities	1,202	780	9,029	5,859	10,231	6,639
Sub-total	28,225	780	76,106	2,102	104,331	2,882
2008 Disposed Communities	510	780	640	979	1,150	1,759
2007 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures (1)	-	-	-	-	3,656	-
	$ 28,735	$ 780	$ 76,746	$ 2,083	$ 109,137	$ 2,863

(1) No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software and office furniture, fixtures and leasehold improvements.

Adjusted Net Operating Income - Core Properties
($ in thousands)

	Quarter 12/31/2008	Quarter 12/31/2007	Change
Net Operating Income	$ 69,580	$ 67,957	2.4%
Less: Non-recurring Cap-ex @ 6%	(1,440)	-	-
Adjusted Net Operating Income	$ 68,140	$ 67,957	0.3%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Development Communities as of December 31, 2008

($ in thousands)

	Property Type	# of Units at Completion	Estimated Costs	Estimated Costs Per Unit	Costs Incurred	Construction Start	Initial Occupancy	Construction Completion	% Physical Occupancy
Under construction:									
1200 East West Highway	High Rise	247	$ 74,000	$ 299.6	$ 33,968	2Q07	1Q10	1Q10	n/a
Silver Spring, MD									
The Courts at Huntington Station	Podium	421	123,000	292.2	47,529	1Q08	1Q10	2Q11	n/a
Alexandria, VA									
Pre-construction:									
Falkland North	High Rise	1,059	317,700	300.0	1,701	2010	2012	2014	n/a
Silver Spring, MD									
Ripley Street *	High Rise	300	tbd	tbd	17,032	tbd	tbd	tbd	n/a
Silver Spring, MD									
Totals		2,027	$ 514,700	$ 253.9	$ 100,231				

* Preliminary estimates. A site plan for construction of up to 314 apartment units has been filed. More detail will be provided in subsequent quarters.

2009 Earnings Guidance

Restatement of 2008		First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Year
Restatement of 2008 FFO for FASB Staff Position APB 14-1										
FFO per share - **2008** actual reported per NAREIT definition	$	0.7920	$	0.8993	$	0.8555	$	1.0177	$	3.5652
Increased interest expense from APB 14-1	$	(0.0137)	$	(0.0142)	$	(0.0143)	$	(0.0118)	$	(0.0541)
Reduced gain on early extinguishment of debt	$	0.0000	$	0.0000	$	0.0000	$	(0.3206)	$	(0.3187)
FFO per share - **2008** actual per NAREIT definition as restated	$	0.7783	$	0.8851	$	0.8412	$	0.6853	$	3.1924
Restatement of 2008 "Operating FFO" for FASB Staff Position APB 14-1										
Operating FFO per share - **2008** actual reported	$	0.7920	$	0.8993	$	0.8555	$	1.1060	$	3.6530
Increased interest expense from APB 14-1	$	(0.0137)	$	(0.0142)	$	(0.0143)	$	(0.0118)	$	(0.0541)
Reduced gain on early extinguishment of debt	$	0.0000	$	0.0000	$	0.0000	$	(0.3206)	$	(0.3187)
Operating FFO per share - **2008** actual as restated	$	0.7783	$	0.8851	$	0.8412	$	0.7736	$	3.2802

"Operating FFO" is defined as FFO as computed under the strict interpretation of the NAREIT definition and adding back impairment and other non-recurring charges. In the fourth quarter of 2008, the Company recorded a non-cash charge of $4 million for impairment on an affordable property in Columbus, Ohio where Home Properties is the general partner owning a 0.01% interest. This $4 million non-cash charge reduced FFO by $0.088 per share in 2008. The Company expects 2009 FFO and Operating FFO to be the same.

Both FFO and Operating FFO have been restated to reflect the mandatory adoption of FASB Staff Position APB 14-1, which requires companies to expense on a current and retroactive basis certain implied costs of the option value inherent in convertible debt beginning January 1, 2009. Adoption of APB 14-1 will result in the recognition of non-cash charges which will have no material impact on the company's debt coverage ratios or debt covenants.

Specifically, additional interest expense of approximately 5.5 cents will be recorded in the 2008 restatement. In addition, the $13.9 million gain on early extinguishment of debt recorded in the fourth quarter of 2008 will be restated to a $0.6 million loss. The cash economics of the gain transaction have not changed, only the accounting treatment.

For 2009, there is an additional $1.9 million of interest expense to be recorded from APB 14-1, or approximately 4 cents per share for the year, or one cent per quarter, reflected in the 2009 numbers below.

2009 Earnings Guidance		First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Year
2009 compared to 2008 based on NAREIT definition										
FFO per share - **2009** guidance per NAREIT definition	$	.76 - $.82	$	.77 - $.83	$	.76 - $.82	$	.75 - $.81	$	3.04 - $3.28
Midpoint of guidance	$	0.79	$	0.80	$	0.79	$	0.78	$	3.16
FFO per share - **2008** actual per NAREIT definition **as restated**	$	0.778	$	0.885	$	0.841	$	0.685	$	3.192
Improvement projected		1.5%		-9.6%		-6.1%		13.9%		-1.0%
2009 compared to 2008 based on "Operating FFO"										
FFO per share - **2009** Operating FFO	$	.76 - $.82	$	.77 - $.83	$	.76 - $.82	$	.75 - $.81	$	3.04 - $3.28
Midpoint of guidance	$	0.79	$	0.80	$	0.79	$	0.78	$	3.16
Operating FFO per share - **2008** actual **as restated**	$	0.778	$	0.885	$	0.841	$	0.774	$	3.280
Improvement projected		1.5%		-9.6%		-6.1%		0.8%		-3.7%

2009 Earnings Guidance

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Assumptions for mid-point of guidance:						
Same store revenue growth	see notes (1) & (2)	2.4%	1.2%	1.6%	1.4%	1.6%
Same store expense growth	see note (3)	3.6%	6.7%	3.6%	0.2%	3.5%
Same store NOI growth		1.5%	-2.4%	0.2%	2.2%	0.3%

Note: If no other variables changed other than the NOI run rate, the NOI needed to produce the FFO range of $3.04 to $3.28 would be from a low of -1.6% to a high of +2.2%, with the midpoint above of +0.3%.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Same store **2009** physical occupancy		94.1%	94.3%	94.4%	94.2%	94.3%
Same store **2008** physical occupancy		94.9%	95.0%	95.0%	94.9%	94.9%
Change in occupancy		-0.8%	-0.7%	-0.6%	-0.7%	-0.6%

Annual growth by region:	2008 % of NOI	2009 Same Store Growth Projection		
		Revenue	Expenses	NOI
Washington, DC	27.6%	2.4%	3.6%	1.7%
New Jersey/Long Island/Hudson Valley	24.3%	2.1%	3.4%	1.1%
Baltimore *	18.8%	1.8%	4.2%	0.4%
Boston *	7.4%	1.0%	6.6%	-2.8%
Philadelphia	14.9%	1.0%	2.8%	-0.5%
Maine	1.3%	0.3%	2.4%	-1.2%
Chicago	3.9%	-0.1%	1.3%	-1.5%
Florida	1.8%	-2.5%	-0.1%	-5.0%
Total	100.0%	1.6%	3.5%	0.3%

* Both Baltimore and Boston are projected to have above average expense growth rates - mostly from increased real estate taxes projected for certain properties in those regions.

(1) **Rental rates** are projected to increase 2.3%. Economic occupancy is expected to decrease 0.9% for the year, resulting in 1.4% rental revenue growth.

(2) **Property other income** is expected to increase the 1.4% rental revenue growth to 1.6% total revenue growth. Driving this increase is a **$1.2 million marginal increase in utility recovery income.**

				(In thousands)						
		First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Year
Utility recovery - **2009**	$	7,900	$	4,500	$	3,500	$	5,700	$	21,600
Utility recovery - **2008**	$	6,600	$	4,593	$	3,444	$	5,729	$	20,366
Increase (decrease)	$	1,300	$	(93)	$	56	$	(29)	$	1,234

2009 Earnings Guidance

(3) **Expense growth rates** assumed for the midpoint of guidance for every expense category are as follows:

		% of Total Expenses	% Increase Over 2008
	Electricity	4.6%	5.8%
(a)	Natural gas heating costs	10.7%	7.5%
	Water and sewer	7.2%	2.9%
(b)	Repairs and maintenance	16.1%	5.8%
(c)	Total personnel costs	23.6%	3.9%
(d)	Real estate taxes	24.4%	7.3%
(e)	Property insurance	5.3%	-14.7%
	Advertising	2.3%	3.8%
(f)	Legal & Professional	0.5%	-45.8%
	Office & telephone	2.7%	2.3%
	Corporate apartment expense	0.4%	-12.2%
(g)	Snow removal	0.4%	7.0%
	Trash	1.8%	5.6%
		100.0%	3.5%

(a) Heating costs are projected to increase over 7%, but that is helping to increase the recovery projected in (2) above. The increased expense is mainly in the first quarter of 2009, as we are expecting a "normalized" winter versus the mild weather we experienced in the 2008 first quarter.

(b) Repairs & maintenance is projected to increase 5.8%. The increase is due to a tough comparison to the second quarter of 2008. A year ago in the second quarter, R&M was reduced by over $850 thousand as a result of a FIN #30 adjustment due to a large fire loss.

(c) The driver of the increase expected in personnel costs is from a large increase in health insurance costs. All other personnel costs other than health are projected to go up 2.6%.

(d) Real estate taxes also will be a tough comparison due to "noise" in the 2008 results. There were $590 thousand of tax refunds from tax assessment reductions in 2008 that we are not projecting to be repeated in 2009 which accounts for 1.3% of above. In addition, two properties in the Boston region have higher assessments contributing 0.7% growth. All other taxes are expected to increase 5.3%. Each year we have been successful in challenging assessments and have received refunds. As stated above, we are not projecting any of this activity, although it is possible that we will be successful again in 2009.

(e) The reduction is mostly a function of when our share of the retention portion (or self insurance) is projected to be recognized for the policy period from November 1, 2008 to October 31, 2009. A large part of the retention needed to be recognized in the fourth quarter of 2008 due to a large fire, causing a spike in insurance expense. In comparison, 2009 will produce a positive variance.

(f) Large payments were made on this line item in 2008 due to the successful tax assessment reductions referenced in note (d) above. Without these special payments projected, we are expecting a normalized year.

(g) The winter in 2008 was very mild, and this increase for 2009 assumes a more normalized weather pattern.

(4) **G & A** costs are expected to decrease 5.5%. The run rate is projected as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2009 projected	$ 6,000	$ 6,100	$ 6,300	$ 5,700	$ 24,100
2008 Actual	$ 6,219	$ 6,620	$ 5,948	$ 6,703	$ 25,490
(Decrease) increase	$ (219)	$ (520)	$ 352	$ (1,003)	$ (1,390)

2009 Earnings Guidance

(5)   **Interest and dividend income** is expected to have a run rate of approximately $5 thousand per quarter. The level for 2008 was substantially higher as proceeds from asset sales were held in cash until invested permanently into property, debt repayment and stock buyback. The run rate is projected as follows:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Year	
2009 projected	$	5	$	5	$	5	$	5	$	20
2008 Actual	$	120	$	19	$	20	$	6	$	165
(Decrease)	$	(115)	$	(14)	$	(15)	$	(1)	$	(145)

(6)   **Other income** is expected to average approximately $100 thousand per quarter. The run rate is projected as follows:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Year	
2009 projected	$	150	$	100	$	100	$	50	$	400
2008 Actual	$	192	$	86	$	30	$	92	$	400
Increase (decrease)	$	(42)	$	14	$	70	$	(42)	$	-

Sources and Uses other than FFO and Dividends	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Year	
Sources										
Disposition pace (cap rate avg of 7.5% assumed)	$	68							$	110
(We are not pinpointing where the balance of 2009 sales will close, most likely during the summer)										
Refinance of maturing mortgages	$	0	$	0	$	10	$	19	$	29
Line of credit, assumed $140 million facility										**As required**
Unencumbered assets - proceeds from new mortgages										**As required**
Uses										
Stock buyback - nothing is planned	$	0	$	0	$	0	$	0	$	0
Acquisition pace - no acquisitions are planned	$	0	$	0	$	0	$	0	$	0
Capital expenditures - normal replacements	$	7	$	7	$	7	$	7	$	28
Capital expenditures - revenue enhancing	$	12	$	13	$	12	$	13	$	50
Development - pipeline needs	$	18	$	18	$	18	$	17	$	71
Mortgages maturing	$	0	$	0	$	6	$	13	$	19
Mortgage principal amortization	$	6	$	6	$	6	$	7	$	25

Note: *(In thousands)* for sections (5) and (6); *(In millions)* for Sources and Uses section.

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